AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 18, 1997
                                               REGISTRATION NO. 333-_______

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                ------------
                                  FORM S-1
          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                ------------
                          COMPX INTERNATIONAL INC.
           (Exact name of registrant as specified in its charter)
       DELAWARE                                              57-0981653
(State or other             3499                           (I.R.S. Employer
jurisdiction                (Primary Standard           Identification Number)
of incorporation or         Industrial
organization)               Classification Code
                            Number)


                               200 OLD MILL ROAD
                       MAULDIN, SOUTH CAROLINA 29662
                               (864) 297-6655
            (Address, including zip code, and telephone number,
     including area code, of registrant's principal executive offices)

                              DAVID A. BOWERS
                          CHIEF EXECUTIVE OFFICER
                          COMPX INTERNATIONAL INC.
                             200 OLD MILL ROAD
                       MAULDIN, SOUTH CAROLINA 29662
                               (864) 297-6655
         (Name, address, including zip code, and telephone number,
                 including area code, of agent for service)
                                ------------
                                 Copies to:
    EDWARD J. HARDIN, ESQ.                     JOHN W. WHITE, ESQ.
       ROGERS & HARDIN                        CRAVATH, SWAINE & MOORE
   2700 INTERNATIONAL TOWER                       WORLDWIDE PLAZA
  229 PEACHTREE STREET, N.E.                     825 EIGHTH AVENUE
   ATLANTA, GEORGIA  30303                   NEW YORK, NEW YORK  10019
        (404) 522-4700                            (212) 474-1000


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.


     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.


     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering.


     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement.


     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                      CALCULATION OF REGISTRATION FEE



 Title of Each Class Proposed Maximum Aggregate       Amount of
         of              Offering Price (1)      Registration Fee (2)
  Securities to be
     Registered



  Shares of Class A
Common
  Stock, $.01 par           $100,000,000               $29,500
value






 (1) Estimated in accordance with Rule 457(o) under the Securities Act of 1933, assuming exercise of the Underwriters over-allotment option.
 (2) Registration fee calculated on the basis of $295 per $1,000,000 or fraction thereof of the proposed maximum offering price.
                                ------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.



Red Herring Language

[The following text appears along the left margin of the following page]

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

P R O S P E C T U S
                              [          ] SHARES
                            COMPX INTERNATIONAL INC.
                              CLASS A COMMON STOCK

    All of the shares of Class A Common Stock, par value $.01 per share
 (the "Class A Common Stock"), being offered hereby (the "Offering") are being sold by CompX International Inc. ("CompX" or the "Company"). A portion of the net proceeds to the Company from the Offering will be used to fully repay certain bank indebtedness expected to be incurred to satisfy a note payable to the Company's sole stockholder prior to the Offering. See
 "Use of Proceeds".

    Each share of Class A Common Stock entitles its holder to one vote, and each share of Class B Common Stock, par value $.01 per share
(the "Class B Common Stock" and together with the Class A Common Stock, the "Common Stock"), of the Company entitles its holder to one vote on all matters except the election of directors on which each share of Class B Common Stock is entitled to ten votes. All the shares of Class B Common Stock are owned by Valcor, Inc. Immediately after consummation of the Offering (assuming no exercise of the over-allotment option granted to the Underwriters), Valcor will beneficially own shares of Common Stock having approximately [ ]% of the combined voting power ([ ]% for election of directors) of
the outstanding shares of Common Stock.

    Prior to the Offering, there has not been a public market for the Class
A Common
Stock of the Company.  It is currently estimated that the initial public offering
price will be between $[ ] and $[ ] per share of Class A Common Stock. See "Underwriting" for information relating to the factors considered in determining theinitial public offering price. The Company intends to apply to have the Class A
Common Stock approved for listing on the New York Stock Exchange (the "NYSE")
 under
the symbol "[  ]".

     SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.


                                           Underwriting
                                   Price    Discounts      Proceeds
                                    to         and           to
                                           Commissions   Company (2)

                                  Public       (1)

Per Share.......................        $             $            $
Total(3)........................        $             $            $



  (1) For information regarding indemnification of the Underwriters, see "Underwriting."
  (2)   Before deducting expenses estimated at $500,000 payable by the Company.
  (3) The Company has granted to the Underwriters a 30-day option to purchase up to
    [     ] additional shares of Class A Common solely to cover over-allotments, if
    any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $
    ,  $         and $        , respectively.


    The shares of Class A Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Class A Common Stock offered hereby will be available for delivery on or about
 _______, 1998,
at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

SALOMON SMITH BARNEY
                    NATIONSBANC MONTGOMERY SECURITIES, INC.
                                        WHEAT FIRST BUTCHER SINGER

JANUARY [  ], 1998

 .................................................................




National Cabinet Lock(R), STOCK LOCKS(R), Waterloo Furniture Components Limited(R), KeSet(R) and Leverlock(R) are registered trademarks of CompX International Inc.


CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK, INCLUDING OVERALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. As used in this Prospectus, unless the context requires otherwise, the terms "Company" and "CompX" refer to CompX International Inc. and its subsidiaries. Unless otherwise indicated or the context otherwise requires, all share and per-share data in this Prospectus and all other information relating to the Offering (i) assume no exercise of the Underwriters' over-allotment option; (ii) gives effect to the amendment to the Company's certificate of incorporation to change the Company's authorized capital stock to Class A Common Stock and Class B Common Stock and preferred stock, par value $.01 per share (the "Preferred Stock"), to be effected prior to the consummation of the Offering; and (iii) gives effect to the reclassification of each outstanding share of the Company's current common stock, par value $1 per share, into 10,200 shares of its newly created Class B Common Stock which is also to be effected prior to consummation of the Offering. The Company's operations are comprised of a 52 or 53 week fiscal year. The year ended December 31, 1992 consisted of a 53 week year, while each of the years ended December 31, 1993 through 1996 consisted of a 52 week year. The nine months ended September 30, 1996 and 1997 each consisted of 39 weeks periods.
The comparability of results of operations may be affected by differing lengths of the respective periods.


                           THE COMPANY


     CompX is a leading manufacturer of ergonomic computer support systems, precision ball bearing drawer slides and medium-security mechanical locks for office furniture and a variety of other applications. The Company's products are principally designed for use in medium- to high-end applications, where product design, quality and durability are critical to the Company's customers. CompX believes that, in the North American market, it is among the largest producers of ergonomic computer support systems for office furniture manufacturers, among the largest producers of precision ball bearing drawer slides and among the largest producers of medium-security cabinet locks. In the first nine months of 1997, CompX generated net sales of $80.3 million, a 24% increase from the corresponding prior-year period. During the first nine months of 1997, ergonomic computer support systems, precision ball bearing drawer slides and medium-security mechanical locks accounted for approximately 33%, 39% and 27% of net sales, respectively.
OFFICE FURNITURE INDUSTRY DYNAMICS

     Approximately 75% of the Company's products are sold to the office furniture manufacturing industry while the remainder (principally mechanical locks) are sold for use in other products, such as vending equipment, postal boxes, electromechanical enclosures and other non-office furniture and equipment. The U.S. office furniture market generated wholesale sales of approximately $10.0 billion in 1996, according to estimates by the Business and Institutional Furniture Manufacturer's Association ("BIFMA"). The dollar value of U.S. office furniture industry shipments has increased in 23 of the past 25 years and, according to BIFMA estimates, has grown at a compound annual rate of approximately 7.2% over the three year period ended December 31, 1996. BIFMA currently estimates that office furniture sales over the next three years will grow at a compound annual rate of approximately 8.7%. The rate of growth in this industry ultimately will be affected by certain macroeconomic conditions such as service industry employment levels, corporate cash flow and non-residential construction levels. CompX management believes that sales of its ergonomic computer support systems are experiencing substantially higher rates of growth than the office furniture industry as a whole.

     The Company believes that fundamental shifts in technology, health considerations and work processes in the office workplace provide new growth opportunities in the office furniture industry. Increased use of technology has caused businesses to redesign their workspaces with greater emphasis on the space efficient integration of computers and other office technologies into the office workplace as well as the protection of computing equipment from damage and theft. Additionally, increased regulatory sensitivity to ergonomic concerns and heightened focus on the risks of repetitive stress injury have also influenced redesign of the office workplace. In 1996, California became the first state to adopt legislation relating to ergonomics in the workplace. Such legislation should have a direct effect on the demand for ergonomically designed office furniture products, which allow workers to adjust and re-arrange the orientation of office equipment and supplies for greater comfort and productivity. Businesses increasingly are seeking changes in work processes to achieve more efficient workspace utilization, resulting in the creation of new office furniture designs that embrace office sharing concepts such as office "hoteling" and open office designs. The Company's products target manufacturers of new furniture designed to address these industry dynamics as well as customers that specialize in retrofitting existing office furniture.
COMPETITIVE STRENGTHS

     CompX believes that it is well positioned to realize continued growth in market share in its existing markets and to build on its strengths to expand into related product lines and markets.

     INDUSTRY BRAND RECOGNITION AND MANAGEMENT EXPERIENCE. The Company's business traces its roots to 1903 when it began manufacturing cabinet locks.
The Company is a supplier to major original equipment manufacturers ("OEMs") and believes its brand names are well recognized in the industry. CompX currently markets its drawer slides and ergonomic computer support systems under the Waterloo Furniture Components Limited(R) name and markets its medium-security locks under the National Cabinet Lock(R) name. The top seven executive management personnel have over 100 years of combined industry experience.

     EMPHASIS ON CUSTOMER COLLABORATION. CompX has been a leader in collaborating with customers to develop innovative customized solutions to their unique needs for product design, application, performance and cost. An important ingredient to this approach is the Company's full-time engineering staff of 25 and approximately $3 million in annual expenditures for product design, development and engineering. Management believes that the Company's responsiveness and commitment to work with customers has been critical to its success to date.

     EFFICIENT MANUFACTURING BASE. CompX has established highly automated manufacturing systems and uses statistical process control techniques to achieve its demanding quality standards. The Company designs and custom modifies certain of the high-volume equipment it uses to improve the manufacturing and assembly of its products, and has invested substantial capital in manufacturing automation and vertical integration. The Company believes that these initiatives reduce the Company's costs and improve product quality, productivity and delivery response time.

     INTEGRATED INFORMATION SYSTEMS. The Company regularly invests in its information systems to reduce inventories, improve the efficiency of its manufacturing processes and reduce customer order fulfillment times. With recently installed systems upgrades both in Canada and the United States, CompX has fully integrated all stages of manufacturing process information and order fulfillment. These investments have allowed the Company to continually reduce order fulfillment times and increase the use of just-in-time supplier relationships.

     BREADTH OF PRODUCT LINE. CompX has a broad product line in its core product areas, which allows the Company to serve an increasing proportion of its customers' requirements. This provides several benefits to the Company, including the simplified logistics and reduced cost of shipping higher volumes of product to its customers, closer working relationships with its key customers and increased cross-selling opportunities.
GROWTH STRATEGY

     The Company focuses on certain niche segments of the middle to high end of the office furniture market. To achieve its targeted growth rates, CompX intends to pursue several growth initiatives:

     CONTINUE TO CREATE INNOVATIVE PRODUCTS. The Company intends to continue its focus on engineering and customer collaboration to develop and sell customized versions of its core product line and to develop new versions of existing product lines to meet the changing requirements of office furniture manufacturers. The Company will attempt to increase its share of the total OEM market for components such as electronic locking systems, a service workplace safety-oriented "Cushion-Close" drawer slide and a locking laptop computer drawer. CompX will also consider expanding its product line to include other furniture components with similar attributes such as one or more of the components used in the rapidly growing seating industry.

     EXTEND INTO NON-FURNITURE APPLICATIONS. The Company's precision ball bearing drawer slide products increasingly are designed for and used in applications other than traditional office furniture. For example, the Company has designed and currently sells precision ball bearing drawer slides to facilitate the movement of component parts in imaging machines, for professional tool storage cabinets and other uses. CompX will continue to explore alternative applications for its products based on core product design and manufacturing strengths.

     CONTINUE TO MAKE STRATEGIC ACQUISITIONS. In addition to internal growth, the Company intends to grow through selective acquisitions. The markets in which the Company competes have a large number of relatively small regional manufacturers and consequently offer potential consolidation opportunities. The

Company seeks acquisitions that complement its existing products, manufacturing/design skills or customer base. The Company historically has been able to benefit from acquisitions through economies of scale in purchasing, manufacturing, marketing and distribution and through the application of the Company's manufacturing and management skills. The Company has signed a letter of intent concerning the possible acquisition of a company in a related industry, subject to satisfactory completion of due diligence, negotiation of a definitive agreement and appropriate board of directors approval by both companies. No definitive agreement has been reached to date and discussions are continuing.

     PROMOTE ALTERNATIVE DISTRIBUTION PROGRAMS. While office furniture OEMs are expected to remain the Company's primary customers, CompX also intends to explore new distribution arrangements for the Company's products. The Company's innovative STOCK LOCKS(R) distribution program, for example, offers a broad range of products that generally ship within 48 hours of order placement to customers that purchase the Company's locks in small quantities. Currently, approximately 30% of the Company's lock sales are made through this program. In 1992, the Company began to implement similar alternative distribution programs for its ergonomic computer support systems and precision ball bearing drawer slides to allow the Company to reach an expanded range of customers of these products on an economically attractive basis. Since their addition to the Company's distributor product line in 1992, sales of these products to the distributor market have increased and now represent approximately 10% of combined ergonomic computer support systems and precision ball bearing drawer slide net sales.

     EXPAND INTO INTERNATIONAL MARKETS. While CompX has historically focused on marketing its products in North America, the Company has a small but growing presence in international markets. The Company believes that there is significant demand for its quality, precision products in overseas markets, and intends to increase its international presence, particularly in Asia and Latin

America, via expanded distributor relationships and, potentially, joint venture arrangements.

    The Company is a wholly owned subsidiary of Valcor, a wholly owned subsidiary of Valhi, Inc. Contran Corporation holds, directly or through subsidiaries, approximately 93% of Valhi's outstanding common stock. Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of the children and grandchildren of Harold C. Simmons, of which Mr. Simmons is sole trustee. Mr. Simmons, the Chairman of the Board of each of Contran, Valhi and Valcor, may be deemed to control each of such companies and the Company.


                              RECENT DEVELOPMENTS

     On December 12, 1997, the Company paid a $50 million dividend to Valcor in the form of a demand note payable (the "Valcor Note"). The Note is unsecured and bears interest at a fixed rate of 6% per annum.

     Prior to the completion of the Offering, the Company plans to enter into a new $50 million revolving bank credit facility (the "Revolving Senior Credit Facility"). The Revolving Senior Credit Facility is expected to be a five-year revolving facility collateralized by substantially all of the Company's assets. Borrowings are expected to be available for the Company's general corporate purposes, including potential acquisitions. There can be no assurance that any such new Revolving Senior Credit Facility will be obtained. Prior to completion of the Offering, the Company intends to utilize borrowings under the Revolving Senior Credit Facility to fully repay the Valcor Note.

                           THE OFFERING

Class A Common Stock offered                       shares

Common Stock to be
outstanding after the
Offering:(a)

  Class A Common Stock ......                      shares

  Class B Common Stock ......                      shares

     Total...................                      shares

Use of Proceeds..............  A portion of the net proceeds of the Offering will be used to
                               repay borrowings expected to be
                               incurred under the Revolving
                               Senior Credit Facility. The
                               remainder will  be available
                               for the Company's general
                               corporate purposes, including
                               potential acquisitions.

Voting Rights.................  The Class A Common Stock and
                                Class B Common Stock vote as a
                                single class on all matters,
                                except as otherwise required by
                                law, with each share of Common
                                Stock entitling its holder to
                                one vote on all matters except

                                the election of directors where
                                each share of Class B Common
                                Stock entitles its holder to
                                ten votes.  All of the shares
                                of Class B Common Stock are
                                owned by Valcor. Immediately
                                after completion of the
                                Offering, Valcor will
                                beneficially own shares of
                                Common Stock having
                                approximately __% of the
                                combined voting power (  % for

                                director elections) of the
                                outstanding shares of Common
                                Stock (approximately __%, and
                                  %, respectively, if the

                                Underwriters' over-allotment
                                option is exercised in full).

Economic Interest ...........  The shares of Class B Common
                               Stock will represent
                               approximately __% of the
                               economic interest in the
                               Company (approximately __% if
                               the Underwriters' over-
                               allotment option is exercised
                               in full).


Proposed NYSE Symbol.........  [  ]




 (a) Excludes approximately [ ] shares of Class A Common Stock to be issued to certain executives and directors upon completion of the Offering and approximately [ ] additional shares reserved for issuance under the Incentive Plan (as defined herein). See "Management - Incentive Compensation Plan."

                                  RISK FACTORS

     See "Risk Factors" beginning on page 13 for a discussion of certain factors that should be considered by prospective purchasers of the Class A Common Stock.

                  SUMMARY FINANCIAL INFORMATION


    The summary historical financial data as of December 31, 1992 through 1996 and September 30, 1997, and for each of the years in the four-year period ended December 31, 1996, and for the nine months ended September 30, 1997, have been derived from audited Consolidated Financial Statements of the Company. The summary historical financial data as of and for all other periods presented have been derived from the unaudited Consolidated Financial Statements of the Company and, in the opinion of management, include all adjustments, consisting of normal adjustments necessary for a fair presentation of the data presented. The results of interim periods are not necessarily indicative of results for the full year or for future periods. The following summary financial and other information should be read in conjunction with "Capitalization," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Historical Consolidated Financial Statements and the Unaudited Pro Forma Condensed Consolidated Balance Sheet of the Company appearing elsewhere in this Prospectus.

    The Company's operations are comprised of a 52 or 53 week fiscal year. The year ended December 31, 1992 consisted of a 53 week year, while each of the years ended December 31, 1993 through 1996 consisted of a 52 week year. The nine months ended September 30, 1996 and 1997 each consisted of 39 weeks periods.

                                                    Nine months ended
                                                      September 30,
                        Years ended December 31,



                   1992   1993   1994   1995   1996    1996    1997

                         ($ in millions, except per share data)
INCOME STATEMENT
DATA

Net sales         $54.0   $64.4 $70.0  $80.2  $88.7  $64.7   $80.3


Operating income  $10.7   $17.5 $20.9  $19.9  $22.1  $14.8   $20.1

Income before     $10.7   $17.5 $20.7  $19.9  $22.1  $14.7   $19.7
income taxes
Income taxes        4.0     8.0   8.8    7.8    9.1    6.0     7.7


  Net income      $ 6.7   $ 9.5 $11.9  $12.1  $13.0  $ 8.7   $12.0




Net income per     $ .66 $ .93   $1.17  $1.19  $1.28  $ .86   $1.17
common share (a)


OTHER DATA

Operating income    20%    27%    30%    25%    25%    23%     25%
margin

EBITDA (b)        $12.5  $19.2  $22.5  $22.1  $24.6  $16.9   $22.1
Depreciation and    1.7    1.6   1.7     2.2    2.5    2.1     2.3
amortization
Capital             1.0    2.7   3.4     2.0    2.3    2.1     4.1
expenditures
Dividends on        4.1    4.4   4.6     6.0    6.2    4.5     4.5
common shares



                                               September 30,1997

                                                           As
                                                        Adjusted
                                               Actual
                                                          (c)
BALANCE SHEET DATA
  Cash and other current assets               $ 40.5    $68.7
  Total assets                                  58.5     86.7
  Current liabilities                           10.2     10.2
  Long-term debt, including                       .4       .4
current maturities
  Stockholders' equity                          46.6     74.8




 (a) Based upon 10,200,000 shares of Class B Common Stock outstanding for each period presented.
 (b) EBITDA as presented represents operating income plus depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDA should not be considered by an investor as an alternative to (i) operating income or net income as an indicator of a company's operating performance or (ii) cash flows from operating activities as a measure of a company's liquidity.
 (c)
     in the form of the Valcor Note, (ii) repayment of the Valcor Note from borrowings pursuant to the Revolving Senior Credit Facility and (iii) the Offering with assumed net proceeds to the Company of $78.2 million, and the application of such net proceeds. See "Use of Proceeds," "Capitalization," "Recent Developments" and the Unaudited Pro Forma Condensed Consolidated Balance Sheet.



                                  RISK FACTORS


    Before making an investment decision, prospective purchasers of the Class A Common Stock offered hereby should consider carefully the following information, together with the other information set forth in this Prospectus.

     HIGHLY COMPETITIVE INDUSTRY. Each of the markets served by the Company is highly competitive, with a number of competitors offering similar products. The Company focuses its efforts on the middle- and high-end segment of the market, where product design, quality and durability are the primary competitive factors. Certain competitors have innovative proprietary products with strong acceptance in the marketplace. Future development of product designs that compete with the Company's proprietary products could give them a competitive advantage over the Company. The Company also faces significant price competition from its competitors and may encounter competition from new market entrants. In addition, certain of the Company's customers have significantly greater resources than the Company and there can be no assurance that these customers will not explore vertical integration opportunities to manufacture components that are currently purchased from the Company. There can be no assurance that the Company will be able to compete successfully in its markets in the future. See "Business--Competition."

     RISK OF CUSTOMER CONSOLIDATION. The office furniture industry is very competitive and this environment has recently led to certain consolidation opportunities. Any such consolidation could result in the combination of one of the Company's customers with a customer of a competitor of the Company. Such a consolidation could result in changes in product purchasing or sourcing decisions or price erosion due to purchasing economies of scale and could result in the loss of all or a portion of current sales volumes to a customer, which could have a material adverse effect on the Company's financial condition and results of operations. There can be no assurance in such circumstances that any such lost sales that might occur as a result of industry consolidation could be replaced with sales to new customers.

     ECONOMIC FACTORS AFFECTING THE COMPANY'S BUSINESS. The future growth, if any, of the office furniture industry will be affected by a variety of macroeconomic factors, such as service industry employment levels, corporate cash flows and non-residential commercial construction, as well as industry factors such as corporate reengineering and restructuring, technology demands, ergonomic, health and safety concerns and corporate relocations. There can be no assurance that current or future economic or industry trends will not materially adversely affect the business of the Company. See "Business--Industry Overview."


     RISKS ASSOCIATED WITH ACHIEVING AND MANAGING GROWTH. Historically the Company's ability to provide value-added custom engineered products that address requirements of technology and space utilization has been a key element of the Company's success. The introduction of new products by the Company requires the coordination of the design, manufacturing and marketing of such products with office furniture OEMs. The ability to implement such coordination may be affected by factors beyond the Company's control. While the Company will continue to emphasize the introduction of innovative new products that target customer-specific opportunities, there can be no assurance that any new products introduced by the Company will achieve the same degree of success as that achieved by the Company's existing products.

     Introduction of new products typically requires the Company to increase production volume on a timely basis while maintaining product quality. Manufacturers often encounter difficulties in increasing production volumes, including delays, quality control problems and shortages of qualified personnel. As it attempts to introduce new products in the future, there can be no assurance that the Company will be able to increase production volume without encountering these or other problems, which might, individually or in the aggregate, have a material adverse effect on the Company's financial condition or results of operations.

     The Company also intends to pursue a growth strategy through acquisitions and internal development. The Company's ability to successfully grow through acquisitions will depend on many factors, including, among others, the Company's ability to identify suitable growth opportunities and to successfully integrate acquired businesses. There can be no assurance that the Company will anticipate all of the changing demands that expanding operations will impose on its management and management information systems. Any failure by the Company to adapt its systems and procedures to those changing demands could have a material adverse effect on the Company's results of operations and financial condition.

     RELIANCE ON KEY PERSONNEL. The Company believes that the breadth of industry experience of key management individuals is integral to the Company's success in understanding and serving its customers' needs. The top seven executive management personnel have over 100 years of combined industry experience. The loss of one or more of these key personnel could, among other things, have an adverse effect upon the ability of the Company to develop and market new products and to maintain customer relationships.

     RELIANCE ON PATENTS AND OTHER INTELLECTUAL PROPERTY. The Company owns a number of United States and foreign patents, trademarks and service marks in order to protect certain of its innovations and designs. In addition, the Company is a licensee of certain technology and possesses certain unpatented proprietary know-how and manufacturing techniques that are important to maintaining consistent quality. There can be no assurance that any patents, trademarks or service marks issued or licensed to the Company will not be challenged, invalidated, canceled, narrowed or circumvented, or that the rights granted thereunder will provide significant proprietary protection or competitive advantages to the Company.

     The Company continually focuses its efforts on product innovation and design improvements that enhance existing products and stimulate development of new products. The Company's approach to custom engineered solutions may subject the Company to claims of patent infringement by competitors. There can be no assurance that any future successful assertion of patent infringement claims will not result in material legal, royalty or other costs to the Company.

     RISK OF ENVIRONMENTAL LIABILITIES. The operations of the Company are subject to extensive and changing federal, state, local and foreign environmental laws and regulations, including those relating to the use, storage, handling, generation, transportation, treatment, emission, discharge, disposal and remediation of, and exposure to, hazardous and non-hazardous substances, materials and wastes. The nature of the Company's operations exposes the Company to the risk of liabilities, claims and pollution control requirements for a wide variety of environmental matters, including on-site and off-site releases and emissions of hazardous substances, materials and wastes. There can be no assurance that environmental matters will not have a material adverse effect on the Company's business, results of operations or financial condition. See "Business - Environmental Matters."

     EXCHANGE RATE FLUCTUATION. The Company has significant operations in Canada. During 1996 and the first nine months of 1997, about three-fourths of the Company's total net sales were generated by its Canadian operations, of which about 60% are denominated in U.S. dollars with the remainder denominated in various foreign currencies, principally the Canadian dollar. Substantially all of the operating expenses related to the Company's Canadian operations are incurred in Canadian dollars. As a result, fluctuations in the value of the U.S. dollar relative to the Canadian dollar can impact the Company's reported operating results. There can be no assurance that any future exchange rate fluctuations would not materially adversely impact the Company's future operating results.

     FLUCTUATIONS IN QUARTERLY OPERATING RESULTS. The Company's quarterly operating results may fluctuate due to factors such as the timing of new product announcements and introductions by the Company, its major customers or its competitors, delays in new product introductions by the Company, market acceptance of new or enhanced versions of the Company's products, changes in the product or customer mix of sales, changes in the level of operating expenses, competitive pricing pressures, the gain or loss of significant customers, increased research and development and sales and marketing expenses associated with new product introductions, and general economic conditions. All the above factors are difficult for the Company to forecast, and these or other factors can materially adversely affect the Company's business, financial condition and results of operations for one quarter or a series of quarters.

     CONTROL BY PRINCIPAL STOCKHOLDER; ANTI-TAKEOVER EFFECTS. The holders of Common Stock are entitled to one vote per share on all matters except the election of directors, on which the holders of Class B Common Stock are entitled to ten votes per share. Holders of Class A Common Stock are generally entitled to vote with holders of the Class B Common Stock as one class on all matters as to which the stockholders of the Company are entitled to vote. Immediately after consummation of the Offering, Valcor, an indirect subsidiary of Contran, will own all the outstanding 10,200,000 shares of Class B Common Stock, which will represent approximately __% of the outstanding shares of Common Stock and will have approximately __% of the combined voting power ( % for the election of

directors) of the outstanding shares of Common Stock (approximately __%,   % and

__%, respectively, if the over-allotment option is exercised in full). Transfer of the shares of Class B Common Stock owned by any member of the Contran Corporation Control Group (as hereafter defined), except for transfers between members of the Contran Corporation Control Group or transfers made in connection with a Tax-Free Spin-Off (as hereinafter defined) will result in the automatic conversion of such shares of Class B Common Stock into shares of Class A Common Stock. See "Description of Capital Stock -- Common Stock."


     All of Valcor's common stock is owned by Valhi. Approximately 93% of Valhi's common stock is beneficially owned, directly or indirectly, by Contran. Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of Mr. Harold Simmons' children and grandchildren. As sole trustee of these trusts, Mr. Harold Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the trusts even though Mr. Harold Simmons disclaims beneficial ownership thereof. As trustee Mr. Harold Simmons has the power to elect the majority of the directors of Contran and effectively control the Board of Directors of the Company and all stockholders' decisions of the Company, and in general, determine (without the consent of the Company's other stockholders) the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company's assets. In addition, Mr. Harold Simmons has the power to prevent or cause a change in control of the Company. See "Description of Capital Stock," "Security Ownership in the Company and its Affiliates," and "Certain Relationships and Related Transactions."

     In addition, the Company's Certificate of Incorporation currently authorizes the issuance of 1,000 shares of Preferred Stock. The Board of Directors has the power to issue any or all of these additional shares without stockholder approval, and such shares can be issued with such rights, preferences and limitations as may be determined by the Board. The rights of the holders of Class A Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The Company presently has no commitments or contracts to issue any shares of Preferred Stock. Authorized and unissued Preferred Stock could delay, discourage, hinder or preclude an unsolicited acquisition of the Company, could make it less likely that stockholders receive a premium for their shares as a result of any such attempt and could adversely affect the market price of and the voting and other rights of the holders of outstanding shares of Common
Stock.

     ABSENCE OF DIVIDENDS. The Company does not anticipate paying any cash dividends on the Class A or Class B Common Stock in the foreseeable future. See "Dividend Policy."

     RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS. It is anticipated that the terms of the Revolving Senior Credit Facility will impose operating and financial restrictions on the Company. As a result, the ability of the Company to respond to changing business and economic conditions and to secure additional financing, if needed, may be significantly restricted, and the Company may be prevented from engaging in transactions that might further its growth strategy or otherwise be considered beneficial to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

     EFFECT OF NO PRIOR PUBLIC TRADING MARKET. Prior to the Offering, there has been no public trading market for the Class A Common Stock. The public offering price for the Class A Common Stock will be determined by negotiations between the Company and the Underwriters based upon several factors and will not necessarily bear any relationship to the Company's assets, book value, results of operations or net worth or any other generally accepted criteria of value, and should not be considered as indicative of the actual value of the Company. Therefore, the market price of the Class A Common Stock may fall below the public offering price of the Class A Common Stock at any time following the Offering. See "Underwriting."

     In addition, although the Company intends to file a listing application for inclusion of the Class A Common Stock for trading on the NYSE, there can be no assurance that such application will be granted or that an active trading market will develop. To the extent an active trading market does develop, factors such as quarterly variations in the Company's financial results, public announcements by the Company or others, general market conditions or certain regulatory pronouncements may cause the market price of the Class A Common Stock to fluctuate substantially.

     EFFECT OF SALES OF SUBSTANTIAL AMOUNTS OF COMMON STOCK. Immediately after consummation of the Offerings, Valcor will beneficially own all the outstanding 10,200,000 shares of Class B Common Stock, which will represent approximately __% of the combined voting power ( % for election of directors) of the

outstanding shares of Common Stock (approximately __% and   %, respectively, if

the Underwriters' over-allotment option is exercised in full). Subject to applicable law and the terms of the Class B Common Stock, Valcor could sell all or some of the shares of Class B Common Stock owned by it from time to time for any reason. The Company cannot predict the effect, if any, that future sales of outstanding Common Stock or the availability of Common Stock for sale will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market following the Offering, or the perception that such sales could occur, could adversely affect prevailing market prices of the Class A Common Stock.

     Each of the Company, Valcor, and executive officers and directors thereof has agreed that, for a period of 180 days following the date of this Prospectus, it will not issue or sell any shares of Class A Common Stock or securities convertible into or exercisable for such stock, held by it now or in the future without the prior written consent of the Underwriters. See "Shares Eligible for Future Sale" and "Security Ownership in the Company and its Affiliates."

    FORWARD-LOOKING STATEMENTS. This Prospectus includes forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995 (the "Reform Act")), including, but not limited to, statements regarding, among other items, (i) the Company's anticipated growth strategies,
(ii) the Company's intention to introduce new products, (iii) anticipated trends in the Company's businesses, including trends in the market for office furniture and corporate concerns for worker health and safety, (iv) future expenditures for capital projects and (v) the Company's ability to continue to control costs and maintain quality. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of many factors, including, but not limited to, the factors described in "Prospectus Summary," "Risk Factors" and "Business" including, among other things, (i) changes in the competitive marketplace, including the introduction of new products or pricing changes by the Company's competitors, and (ii) changes in market trends for office furniture, including changes in service industry employment. Other factors that materially affect actual results include, among others, the following: general economic and business conditions; industry capacity; changes in customer preferences; demographic changes; competition; changes in methods of marketing and in technology; changes in political, social and economic conditions; regulatory factors and various other factors beyond the Company's control. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire. The "safe-harbor" protections of the Reform Act are not available to initial public offerings, including this Offering.

    DILUTION INCURRED BY INVESTORS. The per share price to the public of the Class A Common Stock is substantially higher than the net tangible book value per share of the Common Stock at September 30, 1997. Accordingly, at such date, investors purchasing the Class A Common Stock offered hereby would have incurred immediate, substantial dilution in the amount of $_____ per share, assuming a public offering price of $__ per share and after giving effect to the dividend in the form of the Valcor Note. See "Dilution."


                         USE OF PROCEEDS

     The net proceeds to the Company from the Offering (based on an assumed offering price of $__ per share) will be approximately $78.2 million. Such net proceeds will be available for the Company's general corporate purposes. Approximately $50 million of such net proceeds are expected to be used to fully repay borrowings outstanding under the Revolving Senior Credit Facility, which were incurred to satisfy the Valcor Note. The remaining net proceeds of the Offering, together with any borrowing availability under the Revolving Senior Credit Facility, will enhance the Company's financial flexibility to pursue potential acquisitions, strategic joint ventures and internal growth opportunities in the office furniture component and cabinet lock industries.
The Company has signed a letter of intent concerning the possible acquisition of a company in a related industry, subject to satisfactory completion of due diligence, negotiation of a definitive agreement and appropriate board of directors approval by both companies. No definitive agreement has been reached to date and discussions are continuing. The Company is actively exploring expansion opportunities through acquisitions, strategic joint ventures and expansion of existing facilities. See "Business -- Strategy."

     The Valcor Note is an unsecured demand note that bears interest at a fixed rate of 6% per annum. The Valcor Note was paid as a dividend to Valcor, the Company's sole stockholder, prior to the Offering. The Revolving Senior Credit Facility is expected to be a five-year revolving facility collateralized by substantially all of the Company's assets and is expected to bear interest at LIBOR plus 20 to 62.5 basis points, depending upon certain financial ratios.

                         DIVIDEND POLICY

    As a subsidiary of Valcor, the Company has historically been managed with a focus on generating cash flow to pay dividends to Valcor. After the Offering, the Company intends to seek to maximize stockholder value through growth. As a result, following the Offering, the Company does not intend initially to declare and pay regular quarterly cash dividends but intends, instead, to utilize available cash to fund additional acquisition and expansion opportunities. Determinations to pay cash dividends in the future will be made at the discretion of the Board of Directors, and any payment of dividends in the future will depend upon the Company's results of operations, earnings, capital requirements and contractual restrictions and upon other factors deemed relevant by the Company's Board of Directors. The Company's ability to pay future dividends is expected to be restricted by certain covenants contained in the Revolving Senior Credit Facility. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Description of Capital Stock" and the Historical Consolidated Financial Statements included in this Prospectus.

    The Company paid dividends to Valcor aggregating $4.1 million in 1992, $4.4 million in 1993, $4.6 million in 1994, $6.0 million in 1995, $6.2 million in 1996 and $4.5 million in the nine months ended September 30, 1997. In addition, on December 12, 1997, the Company paid a $50 million dividend to Valcor in the form of the Valcor Note. The Company intends to use borrowings under the Revolving Senior Credit Facility to repay the Valcor Note. A portion of the proceeds of the Offering are expected to be used to repay outstanding borrowings under the Revolving Senior Credit Facility.

                                 CAPITALIZATION



     The following table sets forth as of September 30, 1997 (i) the historical consolidated capitalization of the Company, (ii) as adjusted to reflect (w) the reclassification of the 1,000 shares of the Company's common stock, $1 par value, into 10,200,000 shares of the Company's Class B Common Stock, $.01 par value and (x) the payment of a $50 million dividend to Valcor in the form of the Valcor Note, and (iii) as further adjusted to reflect (y) repayment of the Valcor Note from borrowings under the Revolving Senior Credit Facility and (z) the Offering with assumed net proceeds to the Company of $78.2 million and the application of such net proceeds. See "Use of Proceeds" and "Recent Developments."

                                                  As    As further
                                               adjusted  adjusted
                                        Actual


                                        ($ in millions, except per
                                              share amounts)
Long-term debt:
    Revolving Senior Credit Facility    $ -      $ -      $ -
(a)
    Demand note payable to Valcor         -       50.0      -
    Canadian revolving credit agreemen    -        -        -
(b)
    Capital lease obligations              .4       .4     $  .4


      Total long-term debt, including
current                                    .4     50.4        .4
       maturities

  Less current maturities                  .1     50.1        .1


        Total long-term debt               .3       .3        .3


Stockholders' equity:
  Preferred stock, $.01 par value;
1,000                                     -        -        -
   shares authorized, none issued
  Common stock, $1 par value; 1,000

shares                                    -        -        -
   authorized, issued and outstanding
  Class A Common Stock, $.01 par value
   [   ] shares authorized; [     ]

shares
                                          -        -
   issued and outstanding, _______ as
  further adjusted (c)
  Class B Common Stock, $.01 par value
   10,200,000 shares authorized, issue
   and outstanding,      as further       -         .1

adjusted
  Additional paid in capital              4.5      4.4
  Retained earnings                      42.3     (7.7)    (7.7)
  Currency translation adjustment         (.2)     (.2)     (.2)

        Total stockholders' equity       46.6     (3.4)


          Total capitalization          $46.9    $(3.1)     $






(a) Prior to the Offering, the Company expects to enter into a new $50 million Revolving Senior Credit Facility. See "Recent Developments." As further adjusted, the Company would have $50 million of borrowing availability under this facility.

(b)
    formula-based borrowings of up to $5 million. The Company intends to terminate this facility when it enters into the Revolving Senior Credit Facility.

(c) Excludes approximately [ ] shares of Class A Common Stock to be issued to certain executives and directors upon completion of the Offering and approximately [ ] additional shares reserved for issuance under the Incentive Plan (as defined herein), including [ ] shares of Class A Common Stock subject to stock options which may be granted to the Company's management concurrent with the Offering at the initial public offering price of the Class A Common Stock. See "Management -- Incentive Compensation Plan."



                             DILUTION

     Dilution is the amount by which the initial public offering price per share paid by the purchasers of shares of Class A Common Stock in the Offering exceeds the net tangible book value per share of Common Stock after the Offering. The net tangible book value per share of Common Stock is determined by subtracting the book value of total liabilities and intangible assets (consisting of deferred costs) of the Company from the total book value of the total assets of the Company and dividing the difference by the number of shares of Common Stock outstanding on the date as of which such book value is determined.

     The adjusted net tangible book value of the Company at September 30, 1997, after giving effect to the payment of a $50 million dividend to Valcor in the form of the Valcor Note, was a deficit of approximately $3.5 million, or $.34 per share of Common Stock. After giving effect to the sale of shares of Class A Common Stock by the Company in the Offering at an assumed offering price of $__ per share and the application of the estimated net proceeds therefrom, the net tangible book value of the Company as of September 30, 1997 would have been $____ million, or $____ per share. This represents an immediate increase in net adjusted tangible book value of $____ per share to the holder of Class B Common Stock and an immediate dilution in net tangible book value of $_____ per share to purchasers of Class A Common Stock in the Offering, as illustrated in the following table:

 Assumed public offering price per share ...............   $_____
    Adjusted net tangible book value per share at
      September 30, 1997                             ..... $(.34)
    Increase per share attributable to new investors

    Pro forma net tangible book value per share after the Offering

    Net tangible book value dilution per share to new investors $



     If the over-allotment option is exercised in full, the pro forma net tangible book value per share of Class A Common Stock after giving effect to the Offering would be $____ per share, the increase in the net tangible book value per share would be $____ and the dilution to persons who purchase shares of Class A Common Stock in the Offering would be $_____ per share (at an assumed offering price of $__ per share).




                     SELECTED FINANCIAL DATA

    The historical selected financial data as of December 31, 1992 through 1996 and September 30, 1997, and for each of the years in the four-year period ended December 31, 1996 and for the nine months ended September 30, 1997, have been derived from audited Consolidated Financial Statements of the Company. The historical selected financial data for all other periods presented have been derived from the unaudited financial statements of the Company and, in the opinion of management, include all adjustments consisting of normal adjustments necessary for a fair presentation of the data presented. The results for interim periods are not necessarily indicative of results for the full year or for future periods. The following selected financial and other data should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Historical Consolidated Financial Statements of the Company included in this Prospectus.

    The Company's operations are comprised of a 52 or 53 week fiscal year. The year ended December 31, 1992 consisted of a 53 week year, while each of the years ended December 31, 1993 through 1996 consisted of a 52 week year. The nine months ended September 30, 1996 and 1997 each consisted of 39 weeks periods.

                                                       Nine months

                                                          ended

                    1992   1993  1994   1995   1996    1996    1997

                         ($ in millions, except per share data)
INCOME STATEMENT
DATA

Net sales          $54.0  $64.4 $70.0  $80.2 $88.7   $64.7 $80.3


Operating income   $10.7  $17.5 $20.9  $19.9 $22.1   $14.8 $20.1

Income before       10.7   17.5  20.7   19.9  22.1    14.7  19.7
income taxes
Income taxes         4.0    8.0   8.8    7.8   9.1     6.0   7.7


  Net income       $ 6.7  $ 9.5 $11.9  $12.1 $13.1   $ 8.7 $12.0




Net income per      $ .66   .93  $1.17  $1.19 $1.28   $ .86 $1.17
common share (a)


OTHER DATA
Operating income    20%    27%   30%    25%   25%     23%   25%

margin

EBITDA (b)         $12.5  $19.2 $22.5  $22.1 $24.6   $16.9 $22.1
Depreciation and     1.7    1.6   1.7    2.2   2.5     2.1   2.3
amortization
Capital              1.0    2.7   3.4    2.0   2.3     2.1   4.1
expenditures
Dividends on Commo   4.1    4.4   4.6    6.0   6.2     4.5   4.5
Stock



BALANCE SHEET DATA
    (AT PERIOD END
  Cash and other   $ 13.7 $20.6 $25.9  $27.7 $32.2         $40.5
current assets
  Total assets      23.5   31.3  37.8   44.4  48.5          58.5
  Current            6.6    9.5   8.9    9.6   8.1          10.2
liabilities
  Long-term debt,
 including            .1     .2    .1     .1    .2            .4
 current
 maturities
  Stockholders'     14.5   19.4  26.2   32.6  39.2          46.6
equity



(a) Based upon 10,200,000 shares of Class B Common Stock outstanding for each period presented. See Note 12 to the Historical Consolidated Financial Statements included in this Prospectus.
(b)
    amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDA should not be considered by an investor as an alternative to (i) operating income or net income as an indicator of a company's operating performance or (ii) cash flows from operating activities as a measure of a company's liquidity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with the Historical Consolidated Financial Statements of the Company and the notes thereto appearing elsewhere in this Prospectus. Certain statements in the following discussion are forward-looking statements or discussion of trends which by their nature involve substantial risks and uncertainties that could significantly affect expected results. Actual future results and trends may differ materially from those described below depending on a variety of factors, including those detailed under the caption "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     The Company sells ergonomic computer support systems and precision ball bearing drawer slides which are manufactured in two facilities located in Kitchener, Ontario and medium-security mechanical locks which are manufactured in a facility in Mauldin, South Carolina. The Company is a wholly-owned subsidiary of Valcor, a wholly-owned subsidiary of Valhi. In 1993, Valhi formed National Cabinet Lock, Inc. and contributed the assets of its Cabinet Lock Division and the stock of Waterloo Furniture Components Limited. In 1996, National Cabinet Lock, Inc. changed its name to CompX International Inc.

     Approximately 75% of the Company's products are sold to the office furniture manufacturing industry while the remainder (principally mechanical locks) is sold for use in other products, such as vending equipment, postal boxes, electromechanical enclosures and other furniture and equipment. According to estimates by BIFMA, the dollar value of U.S. office furniture industry shipments has grown in 23 of the past 25 years and has grown at a compound annual rate of approximately 7.2% over the three year period ended December 31, 1996. Over the same period the Company's total net sales increased at a compound annual rate of approximately 11.3%, and net sales in the nine month period ended September 30, 1997 were 24% higher than those in the corresponding period in 1996. Management believes that the market for the Company's ergonomic computer support systems is experiencing substantially higher rates of growth than the office furniture industry as a whole. In the nine months ended September 30, 1997 ergonomic computer support systems represented 33% of total net sales compared to 27% in the year ended December 31, 1994.

     The Company does not expect net sales from its existing medium-security cabinet lock business to achieve growth rates comparable to its ergonomic computer support systems and precision ball bearing drawer slides. The Company intends to pursue potential acquisition opportunities to provide future growth in its medium-security cabinet lock business. The Company has signed a letter of intent concerning the possible acquisition of a company in a related industry, subject to satisfactory completion of due diligence, negotiation of a definitive agreement and appropriate board of directors approval by both companies. No definitive agreement has been reached to date and discussions are continuing.

     The Company's products are sold primarily to OEMs in the United States and Canada. The ten largest customers accounted for approximately one-third of sales during each of the past three years with at least five of such customers in each year located in the United States.

     In August 1995, the Company acquired the assets of a Canadian competitor. The acquired operations contributed approximately $3 million in sales in 1995, $6 million in 1996 and $5 million in the nine months ended September 30, 1997. Through the elimination of unprofitable product lines and the integration of manufacturing operations, the operating contribution from these operations improved from a slight loss in 1995 to operating margins in 1997 consistent with the Company's existing ergonomic computer support systems and precision ball bearing drawer slide products, contributing to the majority of the improvement in operating margins for the nine month period ended September 30, 1997 compared to the corresponding period in 1996.

     A portion of the Company's sales are made pursuant to a government contract. In the first quarter of 1995, the Company completed shipments of medium-security locks pursuant to a 1992 government contract. This contract was not renewed until the end of 1996 due to excess supply and contributed to a 5% decline in lock sales in 1996 compared to 1995. The Company signed a new $650,000 contract for medium-security locks with the same government agency in December 1996, under which all shipments were made in the first nine months of 1997.

     The Company's profitability depends on its ability to utilize its production capacity effectively, which is affected by, among other things, the demand for its products, and its ability to control its manufacturing costs, primarily comprised of raw materials such as zinc, copper, coiled steel and plastic resins and of labor costs. Raw material costs represent approximately 45% of the Company's total cost of sales. Beginning in August 1997, steel prices have increased approximately 4% per pound, resulting in an overall increase in raw material cost of approximately 2% in 1997 compared to 1996. The Company occasionally enters into raw material arrangements to mitigate the short-term impact of future increases in raw material costs. While these arrangements do not commit the Company to a minimum volume of purchases, they generally provide for stated unit prices based upon achievement of specified volume purchase levels. This allows the Company to stabilize raw material purchase prices provided the specified minimum monthly purchase quantities are met. The Company currently anticipates entering into such arrangements for zinc, coiled steel and plastic resins for 1998 and does not anticipate significant changes in the cost of these materials from their current levels. Materials purchased on the spot market are sometimes subject to unanticipated and sudden price increases. Due to the competitive nature of the markets served by the Company's products, it is often difficult to recover such increases in raw material costs through increased product selling prices and consequently overall operating margins can be affected by such raw material cost pressures.

     Labor costs represent approximately 14% of the Company's total cost of sales. The Company's U.S. employees are not represented by bargaining units and wage increases historically have been in line with overall inflation indices. Approximately two-thirds of the Company's Canadian employees are covered by a three year collective bargaining agreement that expires in January 2000 and provides for annual wage increases of 2 - 3%. Wage increases for these employees historically have been in line with overall inflation indices.

     Selling, general and administrative costs have been consistent as a percentage of net sales and consist primarily of salaries, commissions and advertising directly related to product sales.

     The Company obtains certain management, financial and administrative services on a fee basis from Valhi pursuant to an Intercorporate Services Agreement. The Company believes such arrangements have been cost beneficial compared to the cost of dedicated staff or consulting arrangements to otherwise provide such services. Fees pursuant to these agreements were $224,000 in 1994, $284,000 in 1995 and $300,000 in 1996, and $225,000 and $195,000 for the nine months ended September 30, 1996 and 1997, respectively. The Company intends to continue to receive similar services from Valhi on a fee basis following the Offering.

    Certain employees of the Company have been granted options to purchase Valhi common stock under the terms of Valhi's stock option plans. The Company pays Valhi the aggregate difference between the option price and the market value of Valhi's common stock on the exercise date of such options. For financial reporting purposes, the Company accounts for the related expense (credit) ($101,000) in 1994, $(12,000) in 1995 and $9,000 in 1996, and ($31,000) and
$386,000 for the nine months ended September 30, 1996 and 1997, respectively) in a manner similar to accounting for stock appreciation rights. To the extent employees of the Company continue to have options outstanding to purchase Valhi shares, future changes in the market price of Valhi shares will result in additional expense or credits to the Company's operating results.

    About three-fourths of the Company's net sales are generated by its Canadian operations. About 60% of these Canadian-produced sales are denominated in U.S. dollars while substantially all of the related costs are incurred in Canadian dollars. Consequently, relative changes in the U.S. dollar/Canadian dollar exchange rate affect operating results. Since U.S. dollar/Canadian dollar exchange rates have not fluctuated significantly since 1993, the impact on operating income of fluctuations in the value of the U.S. dollar relative to the Canadian dollar since 1993 has not been material.

    The Company is included in the consolidated U.S. federal income tax return of Contran, and a tax sharing agreement provides for allocation of tax liabilities and benefits to the Company, in general, as though it filed a separate U.S. federal income tax return. The principal reasons for the difference between the U.S. federal statutory income tax rate and the Company's effective income tax rates are explained in Note 8 to the Company's Historical Consolidated Financial Statements included in this Prospectus. Upon completion of the Offering, the Company will no longer be included in the consolidated U.S. federal income tax return of Contran.

RESULTS OF OPERATIONS

The table set forth below summarizes the Company's operating expenses as a percentage of net sales:

                                         Nine months ended
                  Years ended December      September 30,

                           31,

                   1994    1995    1996    1996     1997



Net sales           100%    100%    100%    100%     100%
Cost of sales        60      65      65      67       65


Gross profit         40      35      35      33       35
Selling, general
and                  10      10      10      10       10
administrative

Operating income     30%     25%     25%     23%      25%







Period ended September 30, 1997 compared to period ended September 30, 1996

     Net Sales. Net sales increased $15.6 million, or 24%, to $80.3 million for the nine months ended September 30, 1997 from $64.7 million for the nine months ended September 30, 1996. The increase was primarily due to increased volume in ergonomic computer support systems, precision ball bearing drawer slides and medium-security cabinet locks. Combined net sales from the Company's ergonomic computer support systems and precision ball bearing drawer slide products increased $12.1 million, or 26%, based on higher unit volumes and relatively stable prices. Medium-security cabinet lock sales increased $3.3 million, or 18% based primarily on higher unit volumes and to a lesser degree on certain price increases instituted at the beginning of 1997.

     Operating income. Operating income increased $5.3 million, or 36%, to $20.1 million for the nine months ended September 30, 1997 from $14.8 million for the nine months ended September 30, 1996, due primarily to increases in sales volumes. Operating income margin improvement in the 1997 period was primarily influenced by relative changes in product mix, including the elimination of certain unprofitable or low-margin product lines acquired in 1995 and increased sales of higher margin ergonomic computer support systems and precision ball bearing drawer slides. These improvements were partially offset by higher raw material prices, primarily steel. Beginning in August 1997 steel prices have increased approximately 4% per pound, resulting in an overall increase in raw material cost of approximately 2% in 1997 compared to 1996.

Year ended December 31, 1996 compared to year ended December 31, 1995

     Net sales. Net sales increased $8.5 million, or 11%, to $88.7 million for the year ended December 31, 1996 from $80.2 million for the year ended December

31, 1995. The increase was primarily due to increased volumes in ergonomic computer support systems and precision ball bearing drawer slides. Combined net sales from the Company's ergonomic computer support systems and precision ball bearing drawer slide products increased $8.8 million, or 16%, based on higher unit volumes and relatively stable prices. Medium-security cabinet lock sales decreased $.9 million, or 4%, as an increase in sales of the Company's proprietary KeSet(R) locks was more than offset by lower sales volumes from the government contract that was completed in early 1995.

     Operating income. Operating income increased $2.2 million, or 11%, to $22.1 million for the year ended December 31, 1996 from $19.9 million for the year ended December 31, 1995, due primarily to increases in sales volumes in ergonomic computer support systems and precision ball bearing drawer slides. Operating income margins for the Company's cabinet lock sales improved slightly in 1996 primarily due to cost savings and efficiencies from the consolidation of certain Canadian lock operations acquired in 1992. The improvement in operating income margins for cabinet locks was offset by slight declines in operating income margins of ergonomic computer support systems and precision ball bearing drawer slides due in part to the adverse effect of certain unprofitable or low-margin product lines acquired in August 1995.

Year ended December 31, 1995 compared to year ended December 31, 1994

     Net sales. Net sales increased $10.2 million, or 15%, to $80.2 million for the year ended December 31, 1995 from $70.0 million for the year ended December 31, 1994. The increase was primarily due to increased volumes in ergonomic computer support systems and precision ball bearing drawer slides. Combined net sales from the Company's ergonomic computer support systems and precision ball bearing drawer slide products increased $11.7 million, or 28%, as higher sales volumes in both ergonomic and slide products were partially offset by declines in average prices of drawer slides due to increased purchase quantity discounts offered to high volume customers. Medium-security lock sales decreased $2.4 million, or 9%, due to lower sales volumes resulting from a government contract that was completed in early 1995.

     Operating income. Operating income decreased $1.0 million, or 5%, to $19.9 million for the year ended December 31, 1995 from $20.9 million for the year ended December 31, 1994, as increased sales volumes of ergonomic computer support systems and precision ball bearing drawer slides were more than offset by declines in average selling prices for precision ball bearing drawer slides, which accounted for approximately a 1 percentage point decline in operating income margins in 1995. Approximately a 1 percentage point decline in operating income margins in 1995 results from manufacturing inefficiencies due to lower capacity utilization of cabinet lock manufacturing facilities and to a lesser extent higher raw material costs, primarily zinc. The remaining 3 percentage point decline in operating income margins in 1995 results from the effect of the business acquisition discussed above.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash flows

    Operating activities. Trends in cash flows from operating activities, excluding changes in assets and liabilities, for 1994, 1995 and 1996 and the nine months ended September 30, 1996 and 1997, are generally similar to the trends in the Company's earnings. Cash flow provided by operating activities totaled $9.0 million and $15.3 million for the nine months periods ended September 30, 1996 and 1997, respectively, compared to net income of $8.7 million and $12.0 million, respectively. Cash flow provided by operating activities totaled $9.7 million, $12.8 million, and $10.5 million for the years ended December 31, 1994, 1995 and 1996, respectively, compared to net income of $11.9 million, $12.1 million, and $13.0 million, respectively. Depreciation and amortization increased $.5 million in 1995 and $.3 million in 1996 in part due to higher depreciation associated with the August 1995 business acquisition discussed above.

    Changes in assets and liabilities result primarily from the timing of production, sales and purchases. Such changes in assets and liabilities generally tend to even out over time and result in trends in cash flows from operating activities generally reflecting earnings trends. Cash used by changes in assets and liabilities in 1994 increased in part as a result of increased working capital required by the rapid increase in demand for the Company's ergonomic computer support systems.

     Investing activities. Net cash used by investing activities totaled $1.9 million and $4.1 million for the nine months ended September 30, 1996 and 1997, respectively, and totaled $3.1 million, $8.0 million and $2.0 million for the years ended December 31, 1994, 1995 and 1996, respectively. Capital expenditures in the past three years emphasized manufacturing equipment which utilizes new technologies and increases automation of the manufacturing process to provide for increased productivity and efficiency. The Company's recently installed information systems upgrades for both its U.S. and Canadian facilities also address software compatibility with year 2000. The Company does not currently anticipate spending significant additional funds to address software compatibility with the year 2000. The increase in capital expenditures in the nine months ended September 30, 1997 relates to the additions of a third plating line and office building additions at the Company's Kitchener facility. Net cash used by investing activities in 1995 includes $6.0 million related to the business acquisition discussed above.

    Capital expenditures for 1997 and 1998 are estimated at approximately $5 million and $7 million, respectively, the majority of which relate to projects that emphasize improved production efficiency and increase production capacity. At September 30, 1997, the estimated cost to complete capital projects in process approximated $3 million. Firm purchase commitments for capital projects not commenced at September 30, 1997 were not material.

    Financing activities. Net cash used by financing activities totaled $4.5 million and $4.3 million for the nine months ended September 30, 1996 and 1997, respectively, and totaled $4.4 million, $6.3 million and $6.3 million for the years ended December 31, 1994, 1995 and 1996, respectively. The Company paid dividends to its parent company aggregating $4.6 million in 1994, $6.0 million in 1995, $6.2 million in 1996 and $4.5 million in the nine months ended September 30, 1997.

Other

    At September 30, 1997, approximately 69% of the Company's consolidated cash and equivalents were held by a single Canadian financial institution.

     On December 12, 1997, the Company paid a $50 million dividend to Valcor in the form of the Valcor Note. The Valcor Note is unsecured and bears interest at a fixed rate of 6%.

     The Company plans to enter into a new $50 million Revolving Senior Credit Facility and use the proceeds to repay the Valcor Note. The Revolving Senior Credit Facility is expected to be a five-year revolving facility collateralized by substantially all of the Company's assets. Borrowings are expected to be available for the Company's general corporate purposes, including potential acquisitions. The Revolving Senior Credit Facility is expected to contain provisions which, among other things, would require the maintenance of minimum levels of net worth, require the maintenance of certain financial ratios, limit dividends and additional indebtedness and contain other provisions and restrictive covenants customary in lending transactions of this type. The Company expects to terminate its Canadian bank credit agreement when it enters into the Revolving Senior Credit Facility. Prior to the Offering, the Company expects to repay the Valcor Note with borrowings under the Revolving Senior Credit Facility.

     The net proceeds to the Company from the Offering (based on an assumed offering price of $__ per share) will be approximately $78.2 million.
Such net proceeds will be available for the Company's general corporate purposes. A portion of such net proceeds are expected to be used to repay the borrowings under the Revolving Senior Credit Facility. The remaining net proceeds of the Offering, together with borrowing availability under the Revolving Senior Credit Facility, will enhance the Company's financial flexibility to pursue potential acquisitions, strategic joint ventures and internal growth opportunities. The Company intends to evaluate acquisition opportunities in the office furniture component and cabinet lock industries during the next two to three years. Although the Company has no specific plan or arrangement in place, it is actively exploring expansion opportunities through acquisitions, strategic joint ventures and expansion of existing facilities. See "Business -- Acquisition Strategy."

     Management believes that the net proceeds to the Company from the Offering, after repayment of borrowings under the Revolving Senior Credit Facility, together with cash generated from operations and borrowing availability under the Revolving Senior Credit Facility, will be sufficient to meet the Company's liquidity needs for working capital, capital expenditures and debt service. See also "Dividend Policy."




                                    BUSINESS
GENERAL

     CompX is a leading manufacturer of ergonomic computer support systems, precision ball bearing drawer slides and medium-security mechanical locks for office furniture and a variety of other applications. The Company's products are principally designed for use in medium- to high-end applications, where product design, quality and durability are critical to the Company's customers. CompX believes that, in the North American market, it is among the largest producers of ergonomic computer support systems for office furniture manufacturers, among the largest producers of precision ball bearing drawer slides and among the largest producers of medium-security cabinet locks. In the first nine months of 1997, CompX generated net sales of $80.3 million, a 24% increase from the corresponding prior-year period. During the first nine months of 1997, ergonomic computer support systems, precision ball bearing drawer slides and medium-security mechanical locks accounted for approximately 33%, 39% and 27% of net sales, respectively.

OFFICE FURNITURE INDUSTRY DYNAMICS

     Approximately 75% of the Company's products are sold to the office furniture manufacturing industry while the remainder (principally mechanical locks) are sold for use in other products, such as vending equipment, postal boxes, electromechanical enclosures and other non-office furniture and equipment. The U.S. office furniture market generated wholesale sales of approximately $10.0 billion in 1996, according to estimates by the BIFMA. The dollar value of U.S. office furniture industry shipments has increased in 23 of the past 25 years and, according to BIFMA estimates, has grown at a compound annual rate of approximately 7.2% over the three year period ended December 31, 1996. BIFMA currently estimates that office furniture sales over the next three years will grow at a compound annual rate of approximately 8.7%. The rate of growth in this industry ultimately will be affected by certain macroeconomic conditions such as service industry employment levels, corporate cash flow and non-residential construction levels. CompX management believes that the sales of its ergonomic computer support systems are experiencing substantially higher rates of growth than the office furniture industry as a whole.

     The Company believes that fundamental shifts in technology, health considerations and work processes in the office workplace provide new growth opportunities in the office furniture industry. Increased use of technology has caused businesses to redesign their workspaces with greater emphasis on the space efficient integration of computers and other office technologies into the office workplace as well as the protection of computing equipment from damage and theft. Additionally, increased regulatory sensitivity to ergonomic concerns and heightened focus on the risks of repetitive stress injury have also influenced redesign of the office workplace. In 1996, California became the first state to adopt legislation relating to ergonomics in the workplace. Such legislation should have a direct effect on the demand for ergonomically designed office furniture products, which allow workers to adjust and re-arrange the orientation of office equipment and supplies for greater comfort and productivity. Businesses increasingly are seeking changes in work processes to achieve more efficient workspace utilization, resulting in the creation of new office furniture designs that embrace office sharing concepts such as office "hoteling" and open office designs. The Company's products target manufacturers of new furniture designed to address these industry dynamics as well as customers that specialize in retrofitting existing office furniture.

     The Company manufactures locks for a wide variety of enclosures, excluding vehicles and homes. In addition to locks used by furniture manufacturers, the Company's locks are used for postal boxes, vending equipment and parking meters. These products are sold to markets which include institutional cabinets for school and laboratory construction, household furniture and appliances, industrial tool boxes, vending equipment, electromechanical imaging equipment, locking electrical enclosures, banking equipment and mail boxes. The Company also distributes approximately 30% of its lock sales through its innovative Stock Lock programs which distribute locks to locksmith and small manufacturer markets.

COMPETITIVE STRENGTHS

     CompX believes that it is well positioned to realize continued growth in market share in its existing markets and to build on its strengths to expand into related product lines and markets.

     Industry brand recognition and management experience. The Company's business traces its roots to 1903 when it began manufacturing cabinet locks.
The Company is a supplier to major OEMs and believes its brand names are well recognized in the industry. CompX currently markets its drawer slides and ergonomic computer support systems under the Waterloo Furniture Components Limited(R) name and markets its medium-security locks under the National Cabinet Lock(R) name. The top seven executive management personnel have over 100 years of combined industry experience.


     Emphasis on customer collaboration. CompX has been a leader in collaborating with customers to develop innovative customized solutions to their unique needs for product design, application, performance and cost. An important ingredient to this approach is the Company's full-time engineering staff of 25 individuals and approximately $3 million in annual expenditures for product design, development and engineering. Management believes that the Company's responsiveness and commitment to work with customers has been critical to its success to date.

     Efficient manufacturing base. CompX has established highly automated manufacturing systems and uses statistical process control techniques to achieve its demanding quality standards. The Company designs and custom modifies certain of the high-volume equipment it uses to improve the manufacturing and assembly of its products, and has invested substantial capital in manufacturing automation and vertical integration. The Company believes that these initiatives reduce the Company's costs and improve product quality, productivity and delivery response time.

     Integrated information systems. The Company regularly invests in its information systems to reduce inventories, improve the efficiency of its manufacturing processes and reduce customer order fulfillment times. With recently installed systems upgrades both in Canada and the United States, CompX has fully integrated all stages of manufacturing process information and order fulfillment. These investments have allowed the Company to continually reduce order fulfillment times and increase the use of just-in-time supplier relationships.

     Breadth of product line. CompX has a broad product line in its core product areas, which allows the Company to serve an increasing proportion of its customers' requirements. This provides several benefits to the Company, including the simplified logistics and reduced cost of shipping higher volumes of product to its customers, closer working relationships with its key customers and increased cross-selling opportunities.

GROWTH STRATEGY

     The Company focuses on certain niche segments of the middle to high end of the office furniture market. To achieve its targeted growth rates, CompX intends to pursue several growth initiatives:

     Continue to create innovative products. The Company intends to continue its focus on engineering and customer collaboration to develop and sell customized versions of its core product line and to develop new versions of existing product lines to meet the changing requirements of office furniture manufacturers. The Company will attempt to increase its share of the total OEM market for components such as electronic locking systems, a service workplace safety-oriented "Cushion-Close" drawer slide and a locking laptop computer drawer. CompX will also consider expanding its product line to include other furniture components with similar attributes such as one or more of the components used in the rapidly growing seating industry.

     Extend into non-furniture applications. The Company's precision ball bearing drawer slide products increasingly are designed for and used in applications other than traditional office furniture. For example, the Company has designed and currently sells precision ball bearing drawer slides to facilitate the movement of component parts in imaging machines, for professional tool storage cabinets and other uses. CompX will continue to explore alternative applications for its products based on core product design and manufacturing strengths.

     Continue to make strategic acquisitions. In addition to internal growth, the Company intends to grow through selective acquisitions. The markets in which the Company competes have a large number of relatively small regional manufacturers and consequently offer potential consolidation opportunities. The Company seeks acquisitions that complement its existing products, manufacturing/design skills or customer base. The Company historically has been able to benefit from acquisitions through economies of scale in purchasing, manufacturing, marketing and distribution and through the application of the Company's manufacturing and management skills. The Company has signed a letter of intent concerning the possible acquisition of a company in a related industry, subject to satisfactory completion of due diligence, negotiation of a definitive agreement and appropriate board of directors approval by both companies. No definitive agreement has been reached to date and discussions are continuing.

     Promote alternative distribution programs. While office furniture OEMs are expected to remain the Company's primary customers, CompX also intends to explore new distribution arrangements for the Company's products. The Company's innovative STOCK LOCKS(R) distribution program, for example, offers a broad range of products that generally ship within 48 hours of order placement to customers that purchase the Company's locks in small quantities. Currently, approximately 30% of the Company's lock sales are made through this program. In 1992, the Company began to implement similar alternative distribution programs for its ergonomic computer support systems and precision ball bearing drawer slides to allow the Company to reach an expanded range of customers of these products on an economically attractive basis. Since their addition to the Company's distributor product line in 1992, sales of these products to the distributor market have increased and now represent approximately 10% of combined ergonomic computer support systems and precision ball bearing drawer slide net sales.

     Expand into international markets. While CompX has historically focused on marketing its products in North America, the Company has a small but growing presence in international markets. The Company believes that there is significant demand for its quality, precision products in overseas markets, and intends to increase its international presence, particularly in Asia and Latin America, via expanded distributor relationships and, potentially, joint venture arrangements.

     The Company was incorporated in Delaware in 1993.  Its principal corporate
offices are located at 200 Old Mill Road, Mauldin, South Carolina   29662 and
its telephone number is (864) 297-6655.

PRODUCTS

     CompX manufactures and sells components in three major product lines: ergonomic computer support systems, precision ball bearing drawer slides and medium-security cabinet locks. The Company's ergonomic computer support systems and precision ball bearing drawer slides are sold under the Waterloo Furniture Components Limited(R) name and the Company's medium-security cabinet locks are sold under the National Cabinet Lock(R) name. The Company believes that its brand names are well recognized in the industry.

     Ergonomic computer support systems. CompX is a leading manufacturer and innovator in ergonomic computer support systems for office furniture. Unlike products targeting the residential market, which is more price sensitive with less emphasis on quality, the CompX line consists of more highly engineered products designed to provide ergonomic benefits for business and sophisticated retail users.

     The Company's ergonomic computer support systems include adjustable computer keyboard support arms. These devices are designed to attach to office desks in workplace environments where there exists a need to permit computer users to adjust their computer keyboard to various heights and positions to alleviate possible strains and stress which may result from repetitive activities, such as typing. These products also maximize usable workspace and permit the storage of the keyboard underneath the desk. CompX introduced its first ergonomic keyboard arm in 1983 and the Leverlock(R) adjustment mechanism in 1989, which is designed to make the adjustment of the keyboard arm easier for all (including impaired) users.

     Adjustable computer table mechanisms address the need for flexibility and adjustability in work surfaces. The Company's adjustable table mechanisms provide adjustable workspace heights that permit users to stand or sit and that can be easily adjusted for different user needs.

     The prevalence of computers in the workplace has also created a need for safe and convenient storage solutions for the central processor unit ("CPU") case. In 1997, the Company introduced a CPU storage device that can be mounted under a work surface or on the side of desk panels to store the CPU case off the floor to minimize the adverse effects of dust and moisture or damage from accidental impact. The unit operates on a slide mechanism that also pivots to provide ease of access to peripheral connections while allowing convenient, unobtrusive storage.

     CompX also offers a number of complementary accessories to its main products. These include ergonomic wrist rest aids, mouse pad supports and computer monitor support arms, such as the Monitor Master for the adjustment of heavy monitors to reduce eye strain.

     Precision ball bearing drawer slides. CompX manufactures a complete line of precision ball bearing drawer slides for use in moving containers and drawers both in office furniture as well as other applications. Precision ball bearing drawer slides are manufactured to stringent industry standards and are designed in conjunction with office furniture OEMs to meet the needs of end users with respect to weight support capabilities and ease of movement.

     In addition to its basic product line, an increasing proportion of the Company's sales is based on patented innovations. In 1994, CompX introduced the

Butterfly Take Apart, which is designed to easily disengage drawers from filing cabinets. The following year, the Company began selling its Integrated Slide Lock ("ISL"), with which a file cabinet manufacturer can reduce the possibility of multiple drawers being opened by the user at the same time, significantly reducing the risk of injury from a falling cabinet. The Company's patented concept affords the cabinet OEMs cost savings advantages in production, since the ISL is designed as an integral part of the drawer slide, compared to custom fabricated add-on solutions previously utilized by most manufacturers.

     In recent years, applications other than office furniture have represented a rapidly growing source of demand for the Company's precision ball bearing drawer slides. Recently, new opportunities in heavy-duty applications such as tool storage cabinets and electromechanical applications have created new market opportunities. As a result of the design efforts focused on these markets, CompX created the Ball Lock to prevent heavily filled drawers, such as auto mechanic tool boxes, from opening while cabinets are moved during routine use in the field. The Company's products are used extensively in professional toolboxes and, increasingly, in electromechanical imaging equipment to facilitate the movement of machine components in the document reproduction process.

     Cabinet locks. The Company believes that it is among the largest North American manufacturers of medium-security cabinet locks. The Company manufactures lock mechanisms that generally fall into three categories: disc tumbler locks, pin tumbler locks and KeSet(R) high security locks.

     Disc tumbler locks, also called wafer tumbler or plate tumbler, derive their keying from a series of flat tumblers with a hole in the middle through which the key passes to open the lock. This type of lock is normally limited to two levels of keying, a passkey and one master key. A disc tumbler lock is the least secure of the medium-security cabinet locks manufactured by the Company and also represents the lowest cost to produce, resulting in lower selling prices to customers.

     Pin tumbler locks are keyed with a series of small pins manufactured on automatic screw machines. A stack of four or five pins is required for each cut in a key. Due to the increased number of parts, this type of lock is more costly to manufacture than disc tumbler locks, but is also more secure and offers increased variety in keying with more than one level of master keying.

     The Company's patented high security KeSet(R) security system, introduced in 1980, is another version of a pin tumbler lock. However, parts are manufactured with hardened steel components to prevent forced entry. A significant feature of the product line is the ability to change the keying on a single lock 64 times without removing the lock from its enclosure. This product is used primarily to protect money in applications such as soft drink vending machines, gaming machines and parking meters.

     The Company's industrial sales are primarily to manufacturers of cabinet enclosures, from office furniture to electrical circuit panels to vending machines. CompX, like most cabinet lock companies, has a standardized product line suitable for many customers. However, a substantial portion of the Company's volume involves specialized adaptations to individual manufacturer's enclosure specifications.

     Each of the industries served with cabinet locks has a distribution segment for replacement needs or for supply to small shops whose volume is not substantial enough to buy direct from a lock manufacturer. CompX has met this need in part with its industry-unique STOCK LOCKS(R) inventory program. Partially as a result of this program, the Company believes it holds the largest cabinet lock market share in both locksmith and hardware component distribution.

     The Company's STOCK LOCKS(R) distribution program represents 30% of its cabinet lock sales. This program is comprised of over 900 stock keeping units (also referred to as SKUs) of standardized locking products. This program plans, manufactures and packages locks to inventory with a variety of keying and finishes for shipment to customers generally within 48 hours of receipt of the customer order.

     Sales under this program are made both to a North American distribution network as well as to large OEMs when special needs require either smaller quantities or non-special products other than their normal volume requirements. The distribution network supplies the Company's products both to after-market replacement markets and to smaller cabinet shop manufacturers who do not purchase direct from the Company due to their smaller size.

     The established distributor network for STOCK LOCKS(R) has been used to develop a standardized product line in other segments of the Company's products. Currently both ergonomic computer support systems and, to a limited extent, precision ball bearing drawer slides, are enjoying growing marketing success through these and new ergonomic distribution channels.

PRODUCT DESIGN AND DEVELOPMENT

     CompX believes its ability to provide customized engineering to respond to specific customer application requirements provides it a competitive advantage, especially in middle- to high-end applications. A dedicated and knowledgeable engineering and marketing staff continually collaborates with the Company's customers to identify and solve production and marketing issues. The Company's commitment to precision design and engineering to specific customer tolerances is a key element to its ability to serve effectively the niche markets for its products. CompX has 25 full time engineers on staff and expends approximately $3 million annually for product engineering, design and development to enhance and expand product capabilities.


     Customer product development needs and changing market characteristics are the key drivers influencing the Company's product development efforts. Once a customer has identified a concept, development engineers design solutions to address the application requirements. Normally, several generations are evaluated on the Company's CAD system. During this process, CompX engineers regularly communicate with the targeted customer to ensure that the design meets the customer's specific needs. If the product is being developed as a general line product, the basic design work is accomplished through consultation between the Company's engineering, marketing and manufacturing departments as well as from market intelligence derived from target customers.

     In order to ensure that the product design is workable, a prototype sample is produced for use during an initial market evaluation of the product's functionality. The Company's engineers may make modifications of the initial design at this stage to ensure proper aesthetics or functional capabilities. Once the component design is finalized, the Company's engineers design and produce tools to manufacture the components. Depending on the type of tools, production time can be as little as a few weeks to as much as six months.

     As one of the initial developers of ergonomic computer support systems in the mid 1980s, CompX has on numerous occasions introduced new and unique products which have led the industry. Examples include the initial introduction of the Model 4100 keyboard arm in 1983, the Leverlock(R), which simplifies the adjustment of the keyboard arm, the Monitor Master, which facilitates the adjustment of heavy monitors so as to reduce eye strain, and various types of accessories such as mouse trays and pads of a unique and proprietary nature. In 1997, the Company introduced a CPU storage device that can be mounted off the floor either under a work surface or on the side of desk panels to minimize dust contamination or damage from accidental impact. The Company is currently working on several new generations of ergonomic products such as a new version of easily adjustable keyboard arms, including aesthetic improvements. In response to the increased use of laptop computers, a new product is in the design process to address ease of use and security for these computers.

     During the 1990's, CompX emerged as one of the more innovative companies in the design and manufacture of precision ball bearing drawer slides. The Company has designed and currently sells precision ball bearing drawer slides to facilitate the movement of component parts in imaging machines, for professional tool storage cabinets and other uses. Examples of other innovative products include the patented ISL and the patented Ball Lock. Development continues on a new "Cushion Close" drawer slide to aid in the safe operation of overhead storage bin doors, and introduction of this new product is expected in mid-1998.

     In 1980, the Company introduced the patented KeSet(R) Security System which has since gained acceptance as a cost effective product in the vending industry where protection of money collection is paramount. While many of the product development efforts in the cabinet lock industry are adaptations of existing products in the pin tumbler or disc tumbler product line, products introduced in the past few years include the pin tumbler "Advantage Plus" allowing easy removal of the cylinder for re-keying in the field without removing the lock from the original installation. A new patented Snap-in locking system for institutional furniture allows either pin tumbler or disc tumbler keying to be determined after installation, which reduces customer inventories and allows improved delivery speed of their products. In late 1997, the Company commenced customer field testing of an electronic locking system and the product is experiencing good operating results in its original test site.

SALES, MARKETING AND DISTRIBUTION

     CompX sells components to OEMs and to distributors through a specialized sales force. The majority of the Company's sales is to OEMs, while the balance represents standardized products sold through distribution channels.

     Sales to large OEM customers are made through the efforts of factory-based sales and marketing professionals and engineers working in concert with salaried field salespeople and independent manufacturer's representatives. Manufacturers' representatives are selected based on special skills in certain markets or with current or potential customers. Cabinet locks are sold by a separate network of Company-employed salespeople and manufacturers' representatives as well as factory-based national account managers.

     A significant portion of the Company's cabinet lock sales and a growing portion of ergonomic computer support systems and precision ball bearing drawer slides sales are made through hardware component distributors. The Company also has a significant market share of cabinet lock sales to the locksmith distribution channel. CompX supports its distributor sales with a line of standardized products used by the largest segments of the marketplace. These products are packaged and merchandised for easy availability and handling by distributors and the end user. Based on the Company's successful STOCK LOCKS(R) inventory program, similar programs have been implemented for distributor sales of ergonomic computer support systems and to some extent precision ball bearing drawer slides. Since their addition to the Company's distributor product line in 1992, sales of these products to the distributor market have grown to represent approximately 10% of combined ergonomic computer support systems and precision ball bearing drawer slide net sales.

     To afford a competitive advantage to the Company as well as to customers, ergonomic computer support system and precision ball bearing drawer slides are delivered primarily by means of a Company-owned tractor/trailer fleet. This satellite-monitored fleet improves the timely and economic delivery of products to customers. Another important economic advantage to the Company's customers of an in-house trucking fleet is that it allows the shipment of many products in returnable metal baskets (in lieu of corrugated paper cartons), which avoids both the environmental and economic burden of disposal.

     The Company does not believe it is dependent upon one or a few customers, the loss of which would have a material adverse effect on its component products operations. The ten largest customers accounted for about one-third of component products sales in each of the past three years, with the largest customer less than 10% in each year. In 1996, five of the ten largest customers were located in the United States with four located in Canada. Of such customers, all were primarily purchasers of slides and ergonomic computer support system components.

ACQUISITION STRATEGY

     In addition to pursuing internal growth opportunities, the Company intends to grow through acquisitions. The markets in which the Company competes have a large number of relatively small regional manufacturers and consequently offer potential consolidation opportunities. The Company seeks acquisitions that complement its existing product lines, provide access to new market segments or expand the offering of proprietary products. The Company believes that it has been able to achieve synergies from acquisitions through economies of scale in purchasing, manufacturing, marketing and distribution and through the application of the Company's manufacturing and management skills.

     Since 1990, the Company has utilized cash flow from operations to complete two acquisitions. In 1992 the Company acquired in a bankruptcy liquidation the assets of a Canadian manufacturer of precision ball bearing drawer slides and cabinet locks for $2 million. At the time of acquisition the operations had sales of approximately $3.2 million and operated at break-even operating profit. In 1995 the Company acquired the assets of another Canadian manufacturer of precision ball bearing drawer slides and ergonomic products for $6 million. At the time of acquisition the operations had sales of approximately $5.6 million and operated at a slight operating loss. As a result of integrating these operations into the Company's operations and eliminating unprofitable product lines, these operations currently contribute approximately $8 million in net sales and $2 million in operating income annually.

     The Company has signed a letter of intent concerning the possible acquisition of a company in a related industry, subject to satisfactory completion of due diligence, negotiation of a definitive agreement and appropriate board of directors approval by both companies. No definitive agreement has been reached to date and discussions are continuing.

MANUFACTURING AND OPERATIONS

     CompX operates three manufacturing facilities which it owns and leases one facility as a distribution center. The following table sets forth the location, size and general product types produced for each of these facilities.

                                               PRODUCTS
                                               PRODUCED
FACILITY NAME     LOCATION           SIZE

                                    (square
                                     feet)
Manitou           Kitchener,         208,200   Ergonomic
                  Ontario                      products,
                                                slides
Trillium          Kitchener,         116,000   Ergonomic
                  Ontario                      products,
                                                slides
Mauldin           Mauldin, SC        159,200   Locks

Distribution      Chino, CA           6,000    Product
Center                                         Distribution

     The Manitou and Mauldin facilities are ISO-9001 registered. ISO-9001 registration of the Trillium facility is anticipated in 1998. The Company believes that all its facilities are well maintained and satisfactory for their intended purposes.

     The Company's facilities currently operate approximately two shifts per day, five to six days per week.

     CompX has focused on its operating cost structure and timely capital investment in equipment and processes. This investment has allowed the Company to reduce lead times to its customers and to implement "just-in-time" production methods to improve inventory turns. For example, the Company has reduced the lead time for STOCK LOCKS(R) shipments from two weeks to 48 hours through investments that focus on enhancing automation and managed information systems. With the recently installed information systems upgrades, CompX has fully integrated all stages of manufacturing process information.

     Continued investment in automation should allow the Company to remain price competitive in the marketplace and should also ensure consistent quality of the products being produced. As speed of delivery continues to gain importance with all OEM customers, automation provides production speed and the flexibility to quickly react to sudden changes in customer demand.

RAW MATERIALS

     Coiled steel is the major raw material used in the manufacture of precision ball bearing drawer slides and ergonomic computer support systems. Plastic resins for injection molded plastics are also an integral material for ergonomic computer support systems. Purchased components, including zinc castings, are the principal raw materials used in the manufacture of medium-security cabinet locks. These raw materials are purchased from several suppliers and readily available from numerous sources.


     The Company occasionally enters into raw material arrangements to mitigate the short-term impact of future increases in raw material costs. While these arrangements do not commit the Company to a minimum volume of purchases, they generally provide for stated unit prices based upon achievement of specified volume purchase levels. This allows the Company to stabilize raw material purchase prices provided the specified minimum monthly purchase quantities are met. The Company currently anticipates entering into such arrangements for zinc, coiled steel and plastic resins for 1998 and does not anticipate significant changes in cost of these materials from their current levels. Materials purchased on the spot market are sometimes subject to unanticipated and sudden price increases. Due to the competitive nature of the markets served by the Company's products, it is often difficult to recover such increases in raw material costs through increased product selling prices and consequently overall operating margins can be affected by such raw material cost pressures.

COMPETITION

     The office furniture market is highly competitive. Suppliers to office furniture OEMs compete on the basis of (i) product design, including ergonomic and aesthetic factors, (ii) product quality and durability, (iii) price (primarily in the middle and budget segments), (iv) on-time delivery and (v) service and technical support. The Company focuses its efforts on the middle- and high-end segments of the market, where product design, quality and durability are placed at a premium.

     The cabinet lock market is also highly competitive. This market is highly fragmented with a number of small- to medium-sized manufacturers that supply the market. Cabinet lock manufacturers compete on the basis of (i) product design,
(ii) custom engineering capability, (iii) price and (iv) order fulfillment lead times.

     The Company believes it derives a significant competitive advantage as a result of its focus on (i) a collaborative approach to product design and engineering, (ii) increased manufacturing and assembly automation and (iii) implementation of distribution programs that reduce order fulfillment times.

     The Company competes in its ergonomic computer support systems with a small number of manufacturers that compete primarily on the basis of product quality and features. The Company competes in the precision ball bearing drawer slide market with one large manufacturer and a number of smaller manufacturers that compete primarily on the basis of product quality and price. The Company's medium-security cabinet locks compete with a variety of relatively small competitors, which makes significant price increases difficult.

     Certain of the Company's competitors may have greater financial, marketing, manufacturing and technical resources than those of the Company. Although the Company believes that it has been able to compete successfully in its markets to date, there can be no assurance that it will be able to continue to do so in the future. See "Risk Factors--Competition."

PATENTS AND TRADEMARKS

     CompX holds a number of patents relating to its component products operations, none of which by itself is considered significant, and owns a number of trademarks, including National Cabinet Lock(R), STOCK LOCKS(R) and Waterloo Furniture Components Limited(R), which the Company believes are well recognized in the component products industry.

ENVIRONMENTAL MATTERS

          The Company's operations are subject to federal, state, local and foreign laws and regulations relating to the use, storage, handling, generation, transportation, treatment, emission, discharge, disposal and remediation of, and exposure to, hazardous and non-hazardous substances, materials and wastes ("Environmental Laws"). The Company's operations also are subject to federal, state, local and foreign laws and regulations relating to worker health and safety. The Company believes that it is in substantial compliance with all such laws and regulations. The costs of maintaining compliance with such laws and regulations has not significantly impacted the Company to date, and the Company has no significant planned costs or expenses relating to such matters. There can be no assurance, however, that compliance with future Environmental Laws or with future laws and regulations governing worker health and safety will not require the Company to incur significant additional expenditures, or that such additional costs would not have a material adverse effect on the Company's business, results of operations, or financial condition.

EMPLOYEES

    As of September 30, 1997, the Company employed approximately 950 employees, including 270 in the United States and 680 in Canada. Approximately 80% of the Company's employees in Canada are represented by the United Steel Workers of America labor union. The Company's collective bargaining agreement with such union expires in January 2000. The Company believes that its labor relations are satisfactory.

LEGAL PROCEEDINGS

    The Company is involved in various environmental, contractual, product liability and other claims and disputes incidental to its business. The Company currently believes that the disposition of all claims and disputes, individually or in the aggregate, should not have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity.


                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY PERSONNEL

     Set forth below is certain information (ages as of December 1, 1997) relating to the current directors, executive officers and key personnel of the Company.

        NAME           AGE                    OSITION(S)


Glenn R. Simmons.....    69     Chairman of the Board

David A. Bowers......    60     President, Chief Executive
                                Officer and
                                 Director

Robert W. Singer.....    61     Director

Edward J. Hardin.....    54     Director

Paul M. Bass, Jr.....    62     Director

Joseph S.                48     Executive Vice President, Chief
Compofelice..........            Financial Officer and Director

Ronald J. Simmons....    59     Vice President; President,
                                Waterloo
                                 Furniture Components Limited

Neil M. Poag.........    57     Vice President-Finance, Waterloo

                                 Furniture Components Limited

Robert J. Ward.......    45     Vice President-Manufacturing,
                                Waterloo
                                 Furniture Components Limited

David A. Carter......    43     Vice President-Sales & Marketing,
                                 Waterloo Furniture Components
                                Limited

Scott C. James.......    32     Vice President-Sales & Marketing,
                                 National Cabinet Lock

Emory E. Hodges......    35     Vice President-Operations,
                                National
                                 Cabinet Lock

J. Mark                  46     General Counsel
Hollingsworth........

Bobby D. O'Brien.....    40     Vice President and Treasurer

William J. Lindquist     40    Vice President and Tax Director
 ....................

Steven L. Watson.....    47     Vice President and Secretary

     GLENN R. SIMMONS has served as Chairman of the Board since the Company's formation in 1993. Mr. Simmons is also a member of the Company's Management Development and Compensation committee. Mr. Simmons has served as a director of Valhi or certain of Valhi's predecessors since 1980. Mr. Simmons has been Vice Chairman of the Board of Valhi and Contran, a diversified holding company, since prior to 1992. Mr. Simmons' positions also include: director of Valhi's majority owned subsidiary, NL Industries, Inc., a titanium dioxide pigments and specialty chemicals company; Vice Chairman of the Board and a director of Valcor; Chairman of the Board and a director of Contran's less-than-majority-owned affiliate, Keystone Consolidated Industries, Inc. ("Keystone"), a steel fabricated wire products, industrial wire and carbon steel rod company; and a director of Contran's less-than-majority-owned affiliate, Tremont Corporation, a holding company engaged in the titanium metals and chemicals industries ("Tremont"). Mr. Simmons has been an executive officer or director of various companies related to Contran since 1969. Mr. Simmons is the brother of Harold
C. Simmons.

     DAVID A. BOWERS has served as President, Chief Executive Officer and a director of the Company since the Company's formation in 1993. Mr. Bowers has been employed by the Company and its predecessors since 1960 in various sales, marketing and executive positions, having been named President of the Company's cabinet lock and related segments in 1979. Mr. Bowers is a trustee and Chairman of the Board of Monmouth College, Monmouth, Illinois.

     ROBERT W. SINGER has served as a director of the Company since the Company's formation in 1993. Mr. Singer has served as Vice President of Valhi and Contran since prior to 1992. Mr. Singer has also served as President and Chief Operating Officer of Keystone since prior to 1992 to February 1997 and as Chief Executive Officer of Keystone since February 1997. Mr. Singer has served as an executive officer or director of various companies related to Valhi and Contran since 1982.

     EDWARD J. HARDIN has served as a director of the Company since December 1997 and is chairman of the Company's audit committee and a member of the Company's Management Development and Compensation committee. Mr. Hardin has been a partner of the law firm of Rogers & Hardin LLP since its formation in 1976. Mr. Hardin is a director of Westrup, Inc. (seed processing machinery) and also serves as Chairman of the Board of the Harvard Center for the Study of World Religions.

     PAUL M. BASS, JR. has been a director of the Company since December 1997 and is a member of the audit committee and chairman of the Company's Management Development and Compensation committee. Mr. Bass also serves as a director of Keystone. Mr. Bass's principal occupation for the past five years has been to serve as Vice Chairman of First Southwest Company, a privately owned investment banking firm. Mr. Bass is also Chairman of Richman Gordman Half Price Stores, Inc., Chairman of MorAmerica Private Equities Company, a director and chairman of the audit committee of California Federal Bank, a director and member of the executive committee of Source Services, Inc. and a director of Jayhawk Acceptance Corp. Mr. Bass is currently serving as a member of the executive committee of Zale Lipshy University Hospital and as Chairman of the Board of Trustees of Southwestern Medical Foundation.

     JOSEPH S. COMPOFELICE has served as Executive Vice President of the Company since December 1997. Mr. Compofelice has also served as Executive Vice President of Valhi since 1994, Vice President and Chief Financial Officer of NL and Tremont since 1994, a director of NL since 1995, and since 1996 Vice President and Chief Financial Officer of Titanium Metals Corporation ("TIMET"), Tremont's 30% owned principal operating affiliate and, except for a period during 1996, a director of TIMET since 1994. From prior to 1992 to 1994, Mr. Compofelice was the Vice President and Chief Financial Officer of Baroid Corporation, a company engaged in the petroleum services industry that Dresser Industries, Inc. acquired in 1994. Mr. Compofelice has served as an executive officer or director of various companies related to Valhi and Contran since 1988.

     RONALD J. SIMMONS has served as a Vice President of the Company since December 1997 and has also served as President of the Company's wholly owned subsidiary, Waterloo Furniture Components Limited, since prior to 1992. Before joining the Company, he held senior positions with Canadian General Electric, The Molsons Companies, and Emco, Limited, a division of Masco Limited. Mr. Simmons also serves on the boards of Schneider Corporation, a Canadian food processor, and ACS Limited, a manufacturer of components for OEM and aftermarket off road vehicles.

     NEIL M. POAG has served as Vice President-Finance of Waterloo since 1995. Mr. Poag has also served as Vice President-Controller of Waterloo Furniture Components Limited from 1985 to 1995 and as Controller of Waterloo Furniture Components Limited from 1980 to 1985.

     ROBERT J. WARD has served as Vice President-Manufacturing of Waterloo Furniture Components Limited since 1996. Mr. Ward has also served as Manager, Engineering of Waterloo Furniture Components Limited from 1989 to 1996. From the time he joined Waterloo Furniture Components Limited in 1986 as the Plant Engineer to 1989, Mr. Ward has served in various other managerial positions with Waterloo Furniture Components Limited.

     DAVID A. CARTER has served as Vice President-Sales & Marketing of Waterloo Furniture Components Limited since 1995. From 1991 to 1995 Mr. Carter served as Director of Marketing for Waterloo Furniture Components Limited. Immediately prior to Mr. Carter's joining the Company, he was the Vice President of Marketing for Delta Faucet (Canada) Limited and prior to that he was the Director of Marketing for Emco Limited, a Canadian division of Masco Limited.

     SCOTT C. JAMES has served as Vice President-Sales & Marketing, National Cabinet Lock division, of the Company since 1994. Mr. James has also served as National Accounts Manager of the National Cabinet Lock division from the time he joined the Company in 1992 to 1994. Prior to joining the Company, Mr. James was a Branch Sales Manager of Global Life and Accident Insurance Company.

     EMORY E. HODGES has served as Vice President-Operations, National Cabinet Lock division, of the Company since he joined the Company in 1994. Mr. Hodges was an Engineering Supervisor for Michelin Americas Research and Development Corporation from 1984 to the time he joined the Company in 1994.

     J. MARK HOLLINGSWORTH has served as General Counsel of the Company since June 1996 and Senior or Legal Counsel to the Company since its formation. Mr. Hollingsworth has also served as General Counsel of Valhi and Contran since 1996. From prior to 1992 to 1996, Mr. Hollingsworth served as Senior or Legal Counsel for Valhi and Contran. Mr. Hollingsworth has served as legal counsel of various companies related to Valhi and Contran since 1983.

     BOBBY D. O'BRIEN has served as Vice President and Treasurer of the Company since June 1997. Mr. O'Brien has also served as Vice President of Valhi and Contran since October 1996 and Treasurer of Valhi since May 1997 and Contran since June 1997. Since 1993, Mr. O'Brien has served as Treasurer and Vice President-Finance of Medite Corporation, a wholly owned subsidiary of Valcor that operated Valhi's former buildings products business. From 1988 to 1994, Mr. O'Brien served as Assistant Controller of Valhi and Contran. Mr. O'Brien has served in financial and accounting positions with various companies related to Valhi and Contran since 1988.

     WILLIAM J. LINDQUIST has served as Vice President and Tax Director of the Company since 1994. Mr. Lindquist has also served as Vice President and Tax Director of Valhi and Contran since prior to 1992. Mr. Lindquist has served as an executive officer or director of various companies related to Valhi and Contran since 1980.

     STEVEN L. WATSON has served as Vice President and Secretary of the Company since its formation. Mr. Watson has also served as Vice President and Secretary of Valhi and Contran since prior to 1992. Mr. Watson has served as an executive officer or director of various companies related to Valhi and Contran since
1980.

     Each of the above-named directors of CompX serves until the next annual meeting of the stockholders of the Company or until their respective earlier removal or resignation. Each of the above-named officers of CompX serves at the pleasure of the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has established an audit committee (the "Audit Committee") and a management development and compensation committee (the "MD&C Committee"). The Company does not have a nominating committee.

     The Audit Committee is comprised of Mr. Bass and Mr. Hardin, who serves as chairman. The principal responsibilities of the Audit Committee are to review the selection of the Company's independent auditors and to make its recommendation with respect to such selection to the Board of Directors; to review with the independent auditors the scope and results of the annual auditing engagement, the procedures for internal auditing, the system of internal accounting controls and internal audit results; and to direct and supervise special audit inquiries. The Audit Committee will convene when deemed appropriate or necessary by its members.

     The MD&C Committee is comprised of Mr. Hardin, Mr. Bass and Mr. Glenn R. Simmons, who serves as chairman. The principal responsibilities of the MD&C Committee are to review and approve certain matters involving executive compensation, including making recommendations to the Board of Directors regarding compensation matters involving the Chief Executive Officer; to review and approve grants of stock options and other awards under the Incentive Plan; and to review and administer such other compensation matters as the Board of

Directors may direct from time to time. The MD&C Committee will convene when deemed appropriate or necessary by its members.

COMPENSATION OF DIRECTORS

     Directors of the Company who are not employees of the Company will receive an annual retainer of $12,000, payable in quarterly installments, plus a fee of $750 per day for attendance at meetings and at a daily rate for other services rendered on behalf of the Board of Directors or committees thereof. In addition, directors who are members of the Audit Committee or the MD&C Committee will receive an annual retainer of $1,000, paid quarterly in installments, for each committee on which they serve. Directors are reimbursed for reasonable expenses incurred in attending meetings and in the performance of other services rendered on behalf of the Board of Directors or its committees. Directors are also eligible for awards under the Incentive Plan.

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION OF EXECUTIVE OFFICERS

     Summary Compensation Table. The Summary Compensation Table below provides certain summary information concerning annual and long-term compensation paid or accrued by the Company to or on behalf of the Company's Chief Executive Officer and its one other executive officer who earned over $100,000 in salary and bonus in 1996 for services rendered to the Company (the "named executive officers").

                         SUMMARY COMPENSATION TABLE (a)

                                ANNUAL                  ALL OTHER

                                COMPENSATION

   NAME AND PRINCIPAL     YEAR     SALARY     BONUS

        POSITION


David A. Bowers.......... 1996  $140,036    $90,000  $   29,997
 President and
 Chief Executive
 Officer

Ronald J. Simmons........ 1996  114,706     55,147        4,705
 Vice President;
 President-Waterloo
 Furniture Components
 Limited

----------------------

(a) Columns required by the rules and regulations of the Securities and Exchange Commission (the "Commission") that contain no entries have been omitted.

(b) These amounts represent contributions the Company made to certain of the Company's defined contribution plans.

     The Company, Valhi, Contran and certain related corporations have entered into certain intercorporate services agreements between each other (collectively, the "ISAs"). Pursuant to each ISA, the parties to the ISA agreed to render certain services to the other in exchange for agreed upon fees and reimbursements of costs, including executive officer services rendered to one party by employees of the other. The fees paid pursuant to the ISAs are generally based upon the estimated percentage of time individual employees, including executive officers, devote to certain matters on behalf of the recipient of the services. See also "Certain Relationships and Related Transactions."


     Messrs. Glenn Simmons, Singer, Compofelice, Hollingsworth, O'Brien, Lindquist and Watson render services to the Company under the ISAs and receive their compensation from affiliate companies that employ them. No employer of an executive officer of the Company who rendered services in 1996 to the Company under the ISAs received fees in excess of $100,000 from the Company attributable to such officer's services.

     It has been Valhi's policy to award certain key employees of the Company shares of restricted Valhi common stock or grant options to purchase Valhi common stock under the terms of Valhi's stock option plans. After the Offering, Valhi does not intend to continue this policy.

     The following table provides information with respect to the named executive officers concerning the value of unexercised options to acquire Valhi common stock held as of December 31, 1996. During 1996, no executive officer exercised any options. No SARs have been granted under any incentive plan.

                        DECEMBER 31, 1996 OPTION VALUES

                    NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                   UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS/SARS
                         OPTIONS AT                       AT
                   DECEMBER 31,1996 (#)       DECEMBER 31, 1996 (a) (b)

      NAME       EXERCISABLE  UNEXERCISABLE   EXERCISABLE  UNEXERCISABLE



David A. Bowers   77,000        43,000        $58,980      $  8,370
Ronald J.         16,000        14,000         11,175           980
Simmons

----------------------

(a) The aggregate amount represents the difference between the exercise price of the individual stock options and Valhi's $6.375 per share closing price as of December 31, 1996 as reported on the NYSE composite tape.

(b) Pursuant to an agreement between the Company and Valhi, Valhi receives the full market value on the date of exercise of any Valhi common stock issued to such person pursuant to the exercise of stock options granted to such person. The employee pays Valhi the exercise price and the Company pays Valhi the difference between the market value and the exercise price.

INCENTIVE COMPENSATION PLAN

     Prior to completion of the Offering, the Company intends to adopt the CompX International Inc. 1997 Incentive Compensation Plan (the "Incentive Plan".) The purpose of the Incentive Plan is to advance the interests of the Company and its stockholders by providing incentives to certain eligible persons who contribute significantly to the strategic and long-term performance objectives and growth of the Company. The Incentive Plan provides for awards or grants of stock options, stock appreciation rights, performance grants and other awards deemed by the MD&C Committee to be consistent with the purposes of the Plan (collectively, "Awards") Under the Incentive Plan, key individuals employed by, or performing services for, the Company are eligible to receive Awards. A person who is eligible to receive an Award may be a nonemployee director or some other person who is not employed by the Company. The MD&C Committee is the initial committee to administer the Incentive Plan. The MD&C Committee determines the eligible persons to whom it grants Awards and the type, size and
terms of such Awards.  The Company has reserved for issuance a maximum of [    ]
shares of Class A Common Stock for Awards under the Incentive Plan, subject to certain adjustments. A stock option awarded under the Incentive Plan may be an incentive stock option or non-qualified stock option and the term of such stock option cannot exceed ten years. Awards may be granted in conjunction with other Awards.

     In addition, upon completion of the Offering, five of the Company's
Officers and Directors will be awarded      shares of Class A Common Stock, with

an option to receive one-half of the value of such shares in cash to satisfy individual income taxes related thereto (the "Management Shares").

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1996, the Board of Directors did not have a compensation committee and David A. Bowers, Glenn R. Simmons and Robert W. Singer comprised the entire Board of Directors of the Company when the Board of Directors deliberated on executive officer compensation. Messrs. Glenn Simmons, Bowers and Singer were the Company's Chairman of the Board, President and Chief Executive Officer and Vice President, respectively. During 1996, Mr. Glenn Simmons and Mr. Singer also served as executive officers of Valhi, Keystone and Contran and Mr. Glenn Simmons served as a director of Valhi, Keystone and Contran.



                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Relationships with Related Parties. As set forth under the caption "Security Ownership in the Company and its Affiliates," Mr. Harold C. Simmons, through Valcor, Valhi and Contran, may be deemed to control the Company. Mr. Glenn R. Simmons, Chairman of the Board of the Company, is the brother of Mr. Harold C. Simmons. Mr. Glenn R. Simmons and Mr. Singer are also directors of the Company's parent company, Valcor, and of certain affiliates of the Company and Valcor. See "Management - Directors, Executive Officers and Key Personnel." Corporations that may be deemed to be controlled by or affiliated with Mr. Harold C. Simmons, including the Company, sometimes engage in (a) intercorporate transactions such as guarantees, management and expense sharing arrangements, shared fee arrangements, joint ventures, partnerships, loans, options, advances of funds on open account, and sales, leases and exchanges of assets, including securities issued by both related and unrelated parties, and (b) common investment and acquisition strategies, business combinations, reorganizations, recapitalizations, securities repurchases, and purchases and sales (and other acquisitions and dispositions) of subsidiaries, divisions or other business units, which transactions have involved both related and unrelated parties and have included transactions which resulted in the acquisition by one related party of a publicly-held minority equity interest in another related party. The Company continuously considers, reviews and evaluates, and understands that Contran and related entities consider, review and evaluate, such transactions. Depending upon the business, tax and other objectives then relevant, it is possible that the Company might be a party to one or more such transactions in the future.

     Although no specific procedures are in place that govern the treatment of transactions among the Company and Contran, Valhi or other affiliated companies, the Board of Directors of each of such publicly held companies, except for

Contran, includes one or more members who are not officers or directors of any entity that may be deemed to be related to the Company. Additionally, under applicable law, in the absence of stockholder ratification or approval by directors who may be deemed disinterested, transactions involving contracts among companies under common control must be fair to all companies involved. Furthermore, directors and officers owe fiduciary duties of good faith and fair dealing to all stockholders of the companies for which they serve.

     The Company understands that Valhi and related entities may consider acquiring or disposing of shares of Class A Common Stock through open-market or privately negotiated transactions depending upon future developments including, but not limited to, the availability and alternative uses of funds, the performance of the Class A Common Stock in the market, an assessment of the business of and prospects for the Company, financial and stock market conditions and other factors. The Company does not presently intend, and understands that Valhi does not presently intend, to engage in any transaction or series of transactions that would result in the Class A Common Stock becoming eligible for termination of registration under the Securities Exchange Act of 1934, as amended, or ceasing to be traded on a national securities exchange.

     It is the policy of the Company to engage in transactions with related parties on terms, in the opinion of the Company, no less favorable to the Company than could be obtained from unrelated parties.

     Loans and Advances. From time to time the Company makes advances to and borrows from Valcor, Valhi and other related parties pursuant to term and demand loans. Such loans and advances are made principally for cash management purposes. During 1994, the net borrowings of the Company from Valcor were $250,000, which was repaid in 1995. During 1996 and 1997, the Company neither borrowed money from nor loaned money to any related party, except with respect to the Valcor Note. See "Recent Developments."

     Contractual Arrangements. The ISA between the Company and Valhi (the "Valhi ISA") provides that Valhi will render or provide certain management, financial, and administrative services to the Company on a fee basis. The Company paid fees to Valhi for services rendered under the Valhi ISA of $224,000, $284,000 and $300,000 in 1994, 1995 and 1996, respectively and
$225,000 and $195,000 for the nine months ended September 30, 1996 and 1997, respectively. The Valhi ISA is an annual agreement and may be extended on a quarter-to-quarter basis, subject to termination by advance notice by either party and amendment by mutual agreement.

     Net charges from related parties for services provided in the ordinary course of business, principally "pass-through" insurance charges for insuring and other risks, aggregated $160,000 in 1994, $152,000 in 1995 and $149,000 in
1996, respectively and $139,000 and $175,000 for the nine months ended September 30, 1996 and 1997, respectively. Such charges, in the Company's opinion, are cost beneficial to the Company since it receives the advantage of lower insurance rates available to Contran and its affiliates.

     Certain employees of the Company have been awarded shares of restricted Valhi common stock or granted options to purchase Valhi common stock under the terms of Valhi's stock option plans. The Company will reimburse Valhi for the cost of shares of restricted Valhi common stock awarded to employees of the Company as of the time the restrictions on such shares lapse, based on the market value of Valhi common stock on such date. With respect to options to acquire Valhi common stock granted to employees of the Company, the Company will reimburse Valhi for the difference between the option exercise price and the market price of Valhi common stock at the time of exercise. As of September 30, 1997, employees of the Company held options to acquire 216,000 shares of Valhi common stock at exercise prices ranging from $4.76 per share to $14.66 per share. All shares of restricted stock previously granted had vested at December 31, 1996. The Company has recorded an expense (credit) of ($77,000) in 1994, ($6,000) in 1995 and $12,000 in 1996 and ($28,000) and $386,000 for the nine months ended September 30, 1996 and 1997, respectively in connection with the grant of Valhi restricted stock and stock options. To the extent employees of the Company continue to have options outstanding to purchase Valhi common stock, future changes in the market price of Valhi common stock will result in additional expense or credits to the Company's operating results.

     The Company, Valcor and Valhi are members of Contran's consolidated United States federal income tax group (the "Contran Tax Group"). The policy for intercompany allocation of federal income taxes provides that subsidiaries included in the Contran Tax Group complete the provision for federal income taxes on a separate company basis. Subsidiaries of Valcor makes payments to, or receive payments from, Valcor in the amount they would have paid to or received from the Internal Revenue Service had they not been members of the Contran Tax Group. The separate company provisions and payments are computed using the tax elections made by Contran. The Company and Valcor have entered into a tax sharing agreement (the "Tax Sharing Agreement") that provides for the allocation of tax liabilities and tax payments as described above. For all periods presented, the Company is a member of the Contran Tax Group. The Company is jointly and severally liable for the federal income tax of Contran and the other companies included in the Contran Tax Group for all periods in which the Company is included in Contran Tax Group. Valcor has agreed, however, to indemnify the Company for any liability for income taxes of the Contran Tax Group in excess of the Company's tax liability computed in accordance with the Tax Sharing Agreement. Upon consummation of the Offering, the Company will become a separate United States taxpayer and will no longer be a member of the Contran Tax Group.

     Certain Litigation. In November 1991, a purported derivative complaint was filed in the Court of Chancery of the State of Delaware, New Castle County (Alan Russell Kahn v. Tremont Corporation, et al., No. 12339) in connection with Tremont's agreement to purchase 7.8 million NL common shares from Valhi. In addition to Tremont and Valhi, the complaint names as defendants the members of

Tremont's board of directors at the time, which included Mr. Glenn R. Simmons. The complaint alleges, among other things, that Tremont's purchase of the NL shares constitutes a waste of Tremont's assets and that Tremont's board of directors breached its fiduciary duty to Tremont's public stockholders and seeks, among other things, to rescind Tremont's consummation of the purchase of the NL shares and award damages to Tremont for injuries allegedly suffered as a result of the defendants' wrongful conduct. In March 1996, the trial court ruled in favor of the defendants, and concluded that Tremont's purchase did not constitute an overreaching of Tremont by its controlling stockholder (Valhi), that Tremont's purchase price for the NL shares was fair and that in all other respects the transaction was fair to Tremont. In June 1996, the plaintiffs filed an appeal with the Delaware Supreme Court. A hearing before a three-judge panel of the Delaware Supreme Court was held in December 1996, and an en banc hearing before the full Supreme Court was held in February 1997. In June 1997, the Delaware Supreme Court en banc reversed the trial court ruling and remanded the matter to the lower court for further proceedings. The Supreme Court held, in part, that the trial court had erred in placing the burden of proof on the plaintiffs and remanded the matter so that the trial court could determine whether the defendants had demonstrated the entire fairness of the transaction. In October 1997, oral arguments upon remand were heard. The judge has requested additional testimony, which is currently expected to be presented in January 1998. The Company understands that Valhi, Tremont and the other defendants believe that the action is without merit and that each intends to defend the action vigorously.

     In September 1996, a complaint was filed in the Superior Court of New Jersey, Bergen County, Chancery Division (Frank D. Seinfeld v. Harold C. Simmons, et al., No. C-336-96) against Valhi, NL and certain current and former members of NL's board of directors including Mr. Glenn R. Simmons. The complaint, a derivative action on behalf of NL, alleges, among other things, that NL's August 1991 "Dutch auction" tender offer was an unfair and wasteful expenditure of NL's funds. The complaint seeks, among other things, to rescind

NL's purchase of approximately 10.9 million shares of NL's common stock from Valhi pursuant to the Dutch auction, and the plaintiff has stated that the damages sought are $149 million. Valhi and the other defendants have answered the complaint and have denied all allegations of wrongdoing. Discovery has been completed, and a pretrial conference is scheduled for December 1997. The Company understands that Valhi and each of the other defendants believe that the complaint is without merit and that each intends to defend the action vigorously.


              SECURITY OWNERSHIP IN THE COMPANY AND ITS AFFILIATES

     Prior to the Offering, no shares of the Company's Class A Common Stock were outstanding, and all of the shares of the Company's Class B Common Stock were held by Valcor, a wholly-owned subsidiary of Valhi.

     As set forth below, Contran holds, directly or through subsidiaries, approximately 93% of the outstanding Valhi common stock. Harold C. Simmons, Chairman of the Board, President and Chief Executive Officer of Valcor, Valhi and Contran, may be deemed to control each of such companies.

     Immediately after completion of the Offering, the only shares of Class A Common Stock that will be outstanding are those shares that will be issued in the Offering (including any shares issued if the Underwriters' over-allotment option is exercised) and approximately [ ] Management Shares. After completion of the Offering, all of the Company's shares of Class B Common Stock will continue to be held by Valcor. Such shares of Class B Common Stock will
represent approximately   % of the combined voting power (  % for election of

directors) of all shares of the Company's Common Stock outstanding (  % and   %,

respectively, if the Underwriters' over-allotment option is exercised in full),
and will represent approximately   % of the economic interest in the Company

(approximately   % if the Underwriters' over-allotment option is exercised in full).

     The following table sets forth as of December 1, 1997, the beneficial ownership, as defined by the regulations of the Commission, of Valhi common stock by (i) each person or group of persons known to the Company to beneficially own more than 5% of the outstanding shares of Valhi common stock,
(ii) each director of the Company, (iii) each named executive officer of the Company, and (iv) all executive officers and directors of the Company as a group. Except as set forth below, no securities of the Company's parent companies or subsidiary companies are beneficially owned by any director or named executive officer of the Company. All information is taken from or based upon ownership filings made by such persons with the Commission or upon information provided by such persons to the Company.

                                         VALHI COMMON STOCK

                                    AMOUNT AND NATURE   PERCENT
NAME OF BENEFICIAL OWNER                   OF              OF
                                       BENEFICIAL          CLASS

                                      OWNERSHIP (A)


Contran Corporation and
subsidiaries:
  Contran Corporation (b).........       8,624,558 (c)      7.5%
  National City Lines, Inc. (b)...      11,491,009 (c)     10.0%
  Valhi Group, Inc. (b)...........      85,644,496 (c)     74.7%
Paul M. Bass, Jr..................          __,___ (d)      *
David A. Bowers...................          __,___ (d)      *
Joseph S. Compofelice.............          30,000 (d)      *
Edward J. Hardin..................          __,___ (d)      *

Glenn R. Simmons..................          __,___ (d)      *
Ronald J. Simmons.................          __,___ (d)      *
Robert W. Singer..................          __,___ (d)      *
All directors and executive
officers                                 _,___,___ (d)      _._%
  as a group (__ persons) ........
--------------------
*    Less than 1%.

(a)  All beneficial ownership is sole and direct unless otherwise noted.

(b) The business address of Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National") and Contran is Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697.

(c) National, NOA, Inc. ("NOA") and Dixie Holding Company ("Dixie Holding") are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest Louisiana Land Company, Inc. ("Southwest") are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the direct holder of approximately 88.7% and 54.3% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control Southwest and Dixie Rice.

     Mr. Harold C. Simmons is Chairman of the Board, President and Chief Executive Officer of Valhi, VGI, National, NOA, Dixie Holding and Contran. Mr. Simmons is also Chairman of the Board and Chief Executive Officer of Dixie Rice and Southwest.

     Substantially all of Contran's outstanding voting stock is held by two trusts, the Harold C. Simmons Family Trust No. 1 dated January 1, 1964 and the Harold C. Simmons Family Trust No. 2 dated January 1, 1964 (together, the "Trusts"), established for the benefit of Mr. Simmons, children and grandchildren, of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock.

     The Combined Master Retirement Trust (the "CMRT") directly holds approximately 0.1% of the outstanding shares of Valhi common stock. The CMRT is a trust formed by the Company to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by the Company and related companies. Mr. Simmons is the sole trustee of the CMRT and the sole member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT. Mr. Simmons, however, disclaims beneficial ownership of any shares held by the CMRT, except to the extent of his vested beneficial interest therein.

     Mr. Simmons' spouse directly owns 77,000 shares of Valhi common stock, with respect to all of which Mr. Simmons disclaims beneficial ownership. Mr. Simmons also directly owns 3,383 shares of Valhi common stock.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Harold C. Simmons may be deemed to control such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of shares directly held by certain of such other entities. However, Mr. Simmons disclaims such beneficial ownership of the shares beneficially owned, directly or indirectly, by any of such entities.

     The Company understands that NL and Valmont Insurance Company ("Valmont") directly hold 1,186,200 shares and 1,000,000 shares of Valhi common stock, respectively. Valhi is the direct holder of approximately 57.3% of the outstanding common stock of NL. Valhi is also the direct holder of 100% of the outstanding common stock of Valmont. The Company further understands that, pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont and NL hold directly as treasury stock for voting purposes. For the purposes of this prospectus, the shares of Valhi common stock that Valmont and NL hold directly are not deemed outstanding.

     Although the Company is not a party to the action, the Company is aware that a lawsuit captioned In re: The Harold C. Simmons Family Trust No. 1 and Family Trust No. 2 U/A January 1, 1964 (No. 96-306-P) is pending in the Probate Court Number One of Dallas County, Texas. Pleadings filed in the action contain allegations by two of Mr. Harold C. Simmons' four daughters who are among the beneficiaries of the Trusts) that Mr. Simmons has breached his fiduciary duties as trustee of the Trusts. The breaches of fiduciary duty claimed include, among others, allegedly unfair self dealing, allegedly improper charitable contributions and alleged violations of the federal election laws. Pleadings by Mr. Simmons in the action assert that all actions taken by him as trustee were specifically permitted by the terms of the Trusts and greatly benefited the Trusts and the beneficiaries. The relief sought by the plaintiffs includes the removal of Mr. Simmons as trustee of the Trusts. Mr. Simmons' other two daughters have filed pleadings in the action opposing the relief sought by the plaintiffs. The first trial of this matter ended in a mistrial. Unless this matter is resolved through mediation or otherwise, a new trial is expected to begin in March, 1998. Mr. Simmons has advised the Company that the action has no merit; that he denies all allegations of wrongdoing made by the plaintiffs; and that he intends to continue to defend the action vigorously.

(d) The shares of Valhi common stock shown as beneficially owned by David A Bowers, Glenn R. Simmons, Ronald J. Simmons and all executive officers and directors as a group include 43,000, 332,500, 20,000 and ___,____ shares, respectively, that such person or group has the right to acquire upon the exercise within 60 days subsequent to December 1, 1997 of stock options granted pursuant to the Valhi, Inc. 1987 Stock Option - Stock Appreciation Rights Plan.


                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The following discussion of the capital stock of the Company assumes that the Restated Certificate of Incorporation of the Company, which will become effective before the Offering commences, is in effect.

     Upon the effective date of the Offering, the authorized capital stock of the Company will consist of __,000,000 shares of Common Stock, par value $.0l per share, of which __,000,000 shares have been designated as Class A Common Stock and 10,200,000 shares have been designated as Class B Common Stock, and 1,000 shares of preferred stock, par value $.0l per share (the "Preferred Stock"). Effective upon completion of the Offering, ______ shares of Class A Common Stock will be issued and outstanding (________ if the Underwriters, over-allotment option is exercised in full), 10,200,000 shares of Class B Common Stock will be issued and outstanding, and no shares of Preferred Stock will be issued and outstanding. In addition, ___________ shares of Class A Common Stock will be reserved for issuance pursuant to the Incentive Plan and 10,200,000 shares of Class A Common Stock will be reserved for issuance upon conversion of the Class B Common Stock. The following summary does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Company's Restated Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part, and to the applicable provisions of the Delaware General Corporation Law of the State of Delaware ("DGCL").

COMMON STOCK

     The shares of Class A Common Stock and Class B Common Stock are identical in all respects, except for voting rights with respect to the election of directors and certain conversion rights and transfer restrictions in respect of the shares of the Class B Common Stock. The number of authorized shares of any class or classes of capital stock of the Company may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the Common Stock of the Company entitled to vote generally in the election of directors irrespective of the provisions of Section 242(b)(2) of the DGCL or any corresponding provisions hereinafter enacted.

     Voting Rights. The holders of Class A Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to one vote per share in all matters except the election of directors where such holders are entitled to ten votes per share. Holders of all classes of Common Stock entitled to vote will vote together as a single class on all matters presented to the stockholders for their vote or approval except as otherwise required by applicable law. Immediately after the Offering, the shares of Class B Common
Stock will represent approximately, [   ]% of the combined voting power (  % for

election of directors) of all classes of voting stock of the Company

(approximately [ ]% and [ ]%, respectively, if the Underwriters' over-allotment option is exercised in full).

     The Common Stock does not have cumulative voting rights, which means that holders of the shares of Common Stock with a majority of the votes to be cast for the election of directors can elect all directors then being elected. Since the purchasers of the shares of Class A Common Stock offered hereby will acquire shares entitling them to less than a majority of such votes, such stockholders will be unable to elect a director without the affirmative vote of Valcor.

     Dividends. Each share of Class A Common Stock and Class B Common Stock has an equal and ratable right to receive dividends to be paid from the Company's assets legally available therefor when, as and if declared by the Board of Directors. Delaware law generally requires that dividends be paid only out of the Company's surplus or current net profits in accordance with the DGCL. The Company may not make any dividend or distribution to any holder of any class of Common Stock unless simultaneously with such dividend or distribution the Company makes the same dividend or distribution with respect to each outstanding share of Common Stock regardless of class. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of the Common Stock, is payable in shares of Common Stock, the number of shares of Common Stock payable per share of of Common Stock shall be equal in number.

     The Company does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

     Conversion and Transfer. Class A Common Stock has no conversion rights. Prior to a "Tax-Free Spin-Off" (as defined below), shares of Class B Common Stock may be freely transferred (i) between members of the Contran Corporation Control Group (as defined below) or (ii) outside the Contran Corporation Control Group (as defined below) in a transaction that is not a "Tax-Free Spin-Off" (as defined below). However, shares of Class B Common Stock transferred to a person who is not a member of the Contran Corporation Control Group (as defined below) in a transaction that is not a "Tax-Free Spin-Off" (as defined below) shall automatically convert into shares of Class A Common Stock as of the date of such transfer. Transfers of Class B Common Stock between members of the Contran Corporation Control Group (as defined below) shall have no effect other than to change the beneficial ownership of such Class B Common Stock. For purposes hereof, a member of the Contran Corporation Control Group shall be Contran Corporation, a Delaware corporation, and any entity included in the affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended from time to time (the "Code"), of which Contran Corporation or its successor is the common parent. For purposes hereof, "Tax-Free Spin-Off" shall mean any transfer effected in connection with a distribution of Class B Common Stock as a spin-off, split-up or split-off to stockholders of a member of the Contran Corporation Control Group intended to be on a tax-free basis under the Code.

     Following a Tax-Free Spin-Off, shares of Class B Common Stock shall be transferred as Class B Common Stock, subject to applicable laws; provided, however, that shares of Class B Common Stock shall automatically convert into shares of Class A Common Stock on the fifth anniversary of the Tax-Free Spin-Off, unless prior to such Tax-Free Spin-Off, the distributing member of the Contran Corporation Control Group, or its successor, as the case may be, delivers to the Company an opinion of counsel reasonably satisfactory to the Company to the effect that such conversion could adversely affect the ability of the distributing member, or its successor, as the case may be, to obtain a favorable ruling from the Internal Revenue Service that the transfer would be a Tax-Free Spin-Off. If such an opinion is received, approval of such conversion shall be submitted to a vote of the holders of the Common Stock as soon as practicable after the fifth anniversary of the Tax-Free Spin-Off, unless the distributing member or its successor, as the case may be, delivers to the Company an opinion of counsel reasonably satisfactory to the Company prior to such anniversary that such vote could adversely affect the status of the Tax-

Free Spin-Off, including the ability to obtain a favorable ruling from the Internal Revenue Service; if such opinion is so delivered, such vote shall not be held. Approval of such conversion will require the affirmative vote of the holders of a majority of the shares of both Class A Common Stock and Class B Common Stock present and voting, voting together as a single class, with each share entitled to one vote for such purpose. No assurance can be given that any such conversion would be consummated.

     Prior to a Tax-Free Spin-Off, all shares of Class B Common Stock shall automatically convert into shares of Class A Common Stock if the aggregate number of outstanding shares of Class B Common Stock becomes less than 50% of the aggregate number of outstanding shares of Common Stock.

     Reclassification and Merger. In the event of a reclassification or other similar transaction as a result of which the shares of Class A Common Stock are converted into another security, then a holder of Class B Common Stock will be entitled to receive upon conversion the amount of such other security that the holder would have received if the conversion occurred immediately prior to the record date of such reclassification or other similar transaction. No adjustments in respect of dividends will be made upon the conversion of any share of Class B Common Stock except if a share is converted subsequent to the record date for the payment of a dividend or other distribution on shares of Class B Common Stock but prior to such payment, then the registered holder of such share at the close of business on such record date will be entitled to receive the dividend or other distribution payable on such date regardless of the conversion thereof or the Company's default in payment of the dividend due on such date.

     In the event the Company enters into any consolidation, merger, combination or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash or any other property, then, and in such event, the shares of each class of Common Stock will be exchanged for or changed into either (l) the same amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of any other class of Common Stock is exchanged for or changed into, provided such shares so exchanged for or changed into may differ to the extent and only to the extent that the Class A Common Stock and the Class B Common Stock differ as provided in the Company's Restated Certificate of Incorporation or (2) if holders of each class of Common Stock are to receive different distributions of stock, securities, cash or any other property, an amount of stock, securities, cash or property per share having a value, as determined by an independent investment banking firm of national reputation selected by the Board of Directors, equal to the value per share into which or for which each share of any other class of Common Stock is exchanged or changed.

     Liquidation. In the event of the dissolution, liquidation or winding up of the Company, the holders of Class A Common Stock and Class B Common Stock are entitled to share equally and ratably in the assets available for distribution after payments are made to the Company's creditors and to the holders of any Preferred Stock of the Company that may be outstanding at the time.

     Other. The holders of shares of Common Stock have no preemptive, subscription or redemption rights and are not liable for further call or assessment. All of the outstanding shares of Common Stock are, and the shares of Class A Common Stock offered hereby will be, fully paid and nonassessable.

     Prior to the date of this Prospectus, there has been no established public trading market for the Common Stock. It is expected that the Common Stock will be approved for listing on the NYSE under the symbol "[ ]."

PREFERRED STOCK

     The Board of Directors of the Company is authorized, without further stockholder action, to divide any or all shares of authorized Preferred Stock into series and to fix and determine the designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion or exchange privileges. As of the date of this Prospectus, no shares of Preferred Stock have been issued and the Board of Directors of the Company had not authorized any series of Preferred Stock and there are no plans, agreements or understandings for the issuance of any shares of Preferred Stock.

DELAWARE GENERAL CORPORATION LAW

     Section 203 of the DGCL provides, in general, that a stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to the statute (an "Interested Stockholder") but less than 85% of such stock may not engage in certain Business Combinations (as defined in Section 203) with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such date the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. The provisions of Section 203 ("Section 203") of the DGCL do not apply to the Company. Such provisions, if they were to apply to the Company, would restrict the Company's ability to enter into business combinations with certain stockholders of the Company and would render an unsolicited takeover attempt of the Company more difficult.

     Any action required to be taken at any annual or special meeting of the Company's stockholders may be taken without a meeting, without prior notice and without a vote, upon the written consent of the minimum number of stockholders necessary to authorize such action.

LIMITATIONS ON DIRECTORS' LIABILITY

     The Company's Restated Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders, derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions do not limit the liability of directors under federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care.

TRANSFER AGENT AND REGISTRAR

     [to come] will act as the transfer agent and registrar for the Common
Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have outstanding __________ shares of Class A Common Stock (_______ shares if the Underwriters' over-allotment option is exercised in full) without taking into account any options, restricted stock or Management Shares granted to officers and employees of the Company. All _________ shares of Class A Common Stock (___________ shares if the Underwriters' over-allotment option is exercised in full) sold hereby will be freely tradable without restriction or further registration under the Securities Act of 1933 (the "Securities Act") by persons other than "affiliates" of the Company (defined in Rule 144 under the Securities Act as a person who directly or indirectly through the use of one or more intermediaries controls, is controlled by, or is under common control with, the Company). The 10,200,000 shares of Class B Common Stock held by Valcor will be deemed restricted securities within the meaning of Rule 144. Shares of Class A Common Stock acquired or to be acquired by officers and employees of the Company pursuant to the exercise of options or restricted stock grants will be, upon the filing of a Registration Statement on Form S-8 registering such shares, freely tradable without restriction or further registration under the Securities Act by
persons other than "affiliates."   Sales of restricted securities and shares of
Class A Common Stock held by "affiliates" are subject to certain volume, timing and manner of sale restrictions pursuant to Rule 144. Any sales of substantial amounts of these shares in the public market might adversely affect prevailing market prices for the shares of Class A Common Stock.

     In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year, including "affiliates" of the Company, would be entitled to sell within any three-month period that number of shares that does not exceed the greater of (i) 1% of the number of shares of Class A Common Stock then outstanding or (ii) the average weekly trading volume of the Class A Common Stock during the four calendar weeks preceding such sale. Sales pursuant to Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to many of the requirements described above. The Company is unable to estimate the number of restricted shares or shares held by affiliates that will be sold under Rule 144 since this will depend in part on the market price for the Class A Common Stock, the personal circumstances of the holders of the shares and other factors.

     Each of the Company and Valcor, and their respective executive officers and directors, has agreed with the Underwriters not to issue or sell any shares of Common Stock, or shares convertible or exchangeable or exercisable for Common Stock, for a period of 180 days from the date of this Prospectus. Thereafter, Valcor will be able to sell any shares of Common Stock it owns in reliance upon Rule 144, subject to the resale, volume and other limitations described above. Under certain circumstances shares of Class B Common Stock may be automatically converted into shares of Class A Common Stock. It is possible that Valcor or another member of the Contran Corporation Control Group may cause the Company to register any such converted shares of Class A Common Stock that may be owned by Valcor or another member of the Contran Corporation Control Group to permit a further distribution of such shares of Class A Common Stock by Valcor.

     Prior to the Offering, there has been no public market for the Class A Common Stock. Trading of the Class A Common Stock is expected to commence following the completion of the Offering. There can be no assurance that an active trading market will develop or continue after the completion of the Offering or that the market price of the Class A Common Stock will not decline below the initial public offering price. No prediction can be made as to the effect, if any, that future sales of shares of Class A Common Stock, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Class A Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of the Class A Common Stock or the ability of the Company to raise capital through a public offering of its equity securities.

      CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

     A general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders (as defined) of Common Stock is set forth below. In general, a "Non U.S. Holder" is a person other than: (i) a citizen or resident (as defined for United States federal income or estate tax purposes, as the case may be) of the United States; (ii) a corporation organized in or under the laws of the United States or a political subdivision thereof; or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. The discussion is based on current law and is provided for general information only. The discussion does not address aspects of United States federal taxation other than income and estates taxation and does not address all aspects of federal income and estate taxation. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder and does not address all aspects of United States federal income tax law that may be relevant to Non-U.S. Holders that may be subject to special treatment under such law (for example, insurance companies, tax-exempt organizations, financial institutions or broker-dealers). ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. CURRENT AND POSSIBLE FUTURE INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF CLASS A COMMON STOCK.

DIVIDENDS

     In general, the gross amount of dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or any lower rate prescribed by an applicable tax treaty) unless the dividends are (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and a Form 4224 is filed with the withholding agent or (ii) if a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder. If neither exception applies, the dividend will be taxed at ordinary U.S. federal income tax rates. A Non-U.S. Holder may be required to satisfy certain certification requirements in order to claim the benefit of an applicable treaty rate or otherwise claim a reduction of, or exemption from, the withholding obligation pursuant to the above described rules. In the case of a Non-U.S. Holder that is a corporation, effectively connected income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation at a rate of 30% of the deemed repatriation from the United States of "effectively connected earnings and profits") except to the extent that an applicable tax treaty provides otherwise.

     The Company may pay dividends to Common Stock holders in the form of additional Common Stock. In general, dividends of common stock paid pro rata to holders of common stock are not taxable distributions. Holders who receive such stock dividends must allocate the basis of the stock with respect to which the distribution is made between such stock and the newly distributed stock in proportion to the fair market values of each on the distribution date. In certain circumstances stock dividends could be taxable distributions. However, the Company does not currently expect to pay any stock dividends that would be deemed taxable distributions.

SALE OF COMMON STOCK

     Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of his Common Stock unless:
(i) the Company has been, is, or becomes a "U.S. real property holding corporation" for federal income tax purposes and certain other requirements are met; (ii) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States; or (iii) the Common Stock is disposed of by an individual Non-U.S. Holder, who holds the Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and the gains are considered derived from sources within the United States. The Company believes that it has not been, is not currently and, based upon its current business plans, is not likely to become a U.S. real property holding corporation. A Non-U.S. Holder also may be subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates. Non-U.S. Holders should consult applicable treaties, which may exempt from United States taxation gains realized upon the disposition of Common Stock in certain cases.

ESTATE TAX

     Common Stock owned or treated as owned by an individual Non-U.S. Holder at the time of death will be includible in the individual's gross estate for United States federal estate tax purposes, unless an applicable treaty provides otherwise, and may be subject to United States federal estate tax.

BACKUP WITHHOLDING AND INFORMATION REPORTING REQUIREMENTS

     On October 14, 1997, the IRS issued final regulations relating to withholding, information reporting and backup withholding that unify current certification procedures and forms and clarify reliance standards (the "Final Regulations"). The Final Regulations generally will be effective with respect to payments made after December 31, 1998.

     Except as provided below, this section describes rules applicable to payments made on or before December 31, 1998. Backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting and backup withholding rules) generally will not apply to
(i) dividends paid to Non-U.S. Holders that are subject to the 30% withholding discussed above (or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding) or (ii) dividends paid on the Common Stock to a Non-U.S. Holder at an address outside the United States. The Company will be required to report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities in the Non-U.S. Holder's country of residence.

     In the case of a Non-U.S. Holder that sells Common Stock to or through a United States office of a broker, the broker must backup withhold at a rate of 31% and report the sale to the IRS, unless the holder certifies its Non-U.S. status under penalties of perjury or otherwise establishes an exemption. In the case of a Non-U.S. Holder that sells Common Stock to or through the foreign office of a United States broker, or a foreign broker with certain types of relationships to the United States, the broker must report the sale to the IRS (but not backup withhold) unless the broker has documentary evidence in its files that the seller is a Non-U.S. Holder or certain other conditions are met, or the holder otherwise establishes an exemption. A non-U.S. Holder will generally not be subject to information reporting or backup withholding if such Non-U.S. Holder sells the Common Stock to or through a foreign office of a Non-United States broker.

     Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against the holder's U.S. federal income tax, which may entitle the holder to a refund, provided that the holder furnishes the required information to the IRS. In addition, certain penalties may be imposed by the IRS on a holder who is required to supply information but does not do so in the proper manner.

     The Final Regulations eliminate the general current law presumption that dividends paid to an address in a foreign country are paid to a resident of that country. In addition, the Final Regulations impose certain certification and documentation requirements on Non-U.S. Holders claiming the benefit of a reduced withholding rate with respect to dividends under a tax treaty.


     Prospective purchasers of the Class A Common Stock are urged to consult their own tax advisors as to the effect, if any, of the Final Regulations on their purchase, ownership and disposition of the Class A Common Stock.


                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, the number of shares of Class A Common Stock set forth opposite the name of such Underwriter.

                   UNDERWRITER



Smith Barney Inc...............................  [             ]
NationsBanc Montgomery Securities, Inc.........  [             ]
Wheat, First Securities, Inc...................  [             ]

TOTAL..........................................  [             ]


     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Class A Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc., NationsBanc Montgomery Securities, Inc. and Wheat, First Securities, Inc. are acting as the Representatives, propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which represents a concession
not in excess of $0.[     ] per share under the public offering price.  The
Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.[ ] per share to certain other dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the Representatives. The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm any Shares to any accounts over which they exercise discretionary authority.

     The Company has granted to the Underwriters an option, exercisable for
thirty days from the date of this Prospectus, to purchase up to [          ]
additional shares of Class A Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     The Company and Valcor, and each of their respective officers and directors have agreed that, for a period of 180 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, Common Stock of the Company.

     In connection with this Offering and in compliance with applicable law, the Underwriters may overallot (i.e., sell more Class A Common Stock) than the total amount shown on the list of Underwriters and participations which appears above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Class A Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Class A Common Stock or effecting purchases of the Class A Common Stock for the purpose of pegging, fixing or maintaining the price of the Class A Common Stock or for the purpose of reducing a syndicate short position created in connection with the Offering. A syndicate short position may be covered by exercise of the option described above in lieu of or in addition to open market purchases. In addition, the contractual arrangements among the Underwriters include a provisions whereby if the Representatives purchase Class A Common Stock in the open market for the account of the underwriting syndicate and the securities purchased can be traced to a particular Underwriter or member of the selling group, the underwriting syndicate may require the Underwriter or selling group member in question to purchase the Common Stock in question at the cost price to the syndicate or may recover from (or decline to pay to) the Underwriter or selling group member in question the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

     Prior to this Offering, there has not been any public market for the Class A Common Stock of the Company. Consequently, the initial public offering price for the Shares of Class A Common Stock included in this Offering has been determined by negotiations between the Company and the Representatives. Among the factors considered in determining such price were the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, the past and present revenues and earnings, the current state of the economy in the United States and the current level of economic activity in the industry in which the Company competes and in related or comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies which are comparable to the Company.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.


                                 LEGAL MATTERS

     Certain legal matters with respect to the shares offered hereby will be passed upon for the Company by Rogers & Hardin LLP, Atlanta, Georgia, of which Mr. Hardin, a director of the Company, is a partner. The Underwriters have been represented by Cravath, Swaine & Moore, New York, New York.


                                    EXPERTS

     The consolidated balance sheets as of December 31, 1995 and 1996 and September 30, 1997, and the related consolidated statements of income, cash flows and stockholder's equity for each of the three years in the period ended December 31, 1996 and for the nine months ended September 30, 1997, included in this Prospectus, have been included herein in reliance upon the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a registration statement on Form S-1 under the Securities Act (together with all amendments and exhibits thereto,

the "Registration Statement"), with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits filed as part thereof. For further information with respect to the Company and the shares of Class A Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document which is filed as an exhibit to the Registration Statement. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Regional offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a worldwide web site that contains reports, proxy statements and other information regarding registrants, including the Company, that file electronically with the Commission, at http://www.sec.gov.



                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                          PAGE
                                                         NUMBER
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET:

    Pro Forma Condensed Consolidated Balance Sheet -
      September 30, 1997.................................    FA-2

    Notes to Pro Forma Condensed Consolidated
      Balance Sheet........................................  FA-3


HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS:

    Report of Independent Accountants......................  FB-1

    Consolidated Balance Sheets -
      December 31, 1995 and 1996;
      September 30, 1997    .........................      FB-2

    Consolidated Statements of Income -
      Years ended December 31, 1994, 1995 and 1996;
      nine months ended September 30, 1996 (unaudited);
      nine months ended September 30, 1997.................  FB-4

    Consolidated Statements of Stockholder's Equity -
      Years ended December 31, 1994, 1995 and 1996;
      nine months ended September 30, 1997..............  FB-5

    Consolidated Statements of Cash Flows -
      Years ended December 31, 1994, 1995 and 1996;
      nine months ended September 30, 1996 (unaudited);
      nine months ended September 30, 1997.................  FB-6

    Notes to Consolidated Financial Statements.............  FB-7


                     COMPX INTERNATIONAL INC.

     UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET


    The following unaudited pro forma condensed consolidated balance sheet as of September 30, 1997 is based on the Company's Historical Consolidated Financial Statements included in this Prospectus, adjusted to give pro forma effect to (i) payment of a $50 million dividend to Valcor by distribution of a $50 million demand note payable to Valcor, (ii) repayment of the demand note payable to Valcor from borrowings under the Revolving Senior Credit Facility and (iii) the Offering and application of the net proceeds therefrom, under the assumptions set forth in the respective notes. The unaudited pro forma condensed consolidated balance sheet does not purport to represent what the Company's consolidated financial position would actually have been at such date had such transactions in fact occurred on such date nor does such statement purport to be indicative of the Company's consolidated financial position at any date in the future.

                            COMPX INTERNATIONAL INC.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                               September 30, 1997
                                  (Unaudited)
                                 (In millions)

                                    Pro forma           Pro forma  Pro forma
                                   adjustments         adjustmentsadjustmentsPro forma,
              ASSETS    Historical     (a)       Pro       (b)        (c)        as

                                                forma                         adjusted

Current assets:
  Cash and cash          $15.3     $   -       $15.3      $  -       $ 28.2    $43.5
equivalents
  Other current assets    25.2         -        25.2         -          -       25.2

                          40.5        -         40.5         -         28.2     68.7

Other assets                .1        -           .1         -       -            .1


Property and equipment,   17.9         -        17.9         -          -       17.9
net

                         $58.5     $   -       $58.5      $  -       $ 28.2    $86.7




LIABILITIES AND
STOCKHOLDERS' EQUITY

Current liabilities:
  Demand note payable t $ -        $ 50.0      $50.0      $(50.0)    $  -      $ -
Valcor
  Other current           10.2         -        10.2         -          -       10.2

liabilities

                          10.2         50.0     60.2       (50.0)       -       10.2

Long-term debt              .4        -           .4        50.0    (50.0)        .4

Other noncurrent           1.3        -          1.3         -       -           1.3
liabilities

Stockholders' equity      46.6      (50.0)      (3.4)        -         78.2     74.8



                         $58.5     $   -       $58.5      $  -       $ 28.2    $86.7







                            COMPX INTERNATIONAL INC.

            NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                  (Unaudited)



Note 1 -  Pro forma adjustments:

     Pro forma adjustments described below reflect (i) payment of a $50 million dividend to Valcor by distribution of a $50 million demand note payable to Valcor, (ii) repayment of such demand note from borrowings under the Revolving Senior Credit Facility and (iii) the Offering and application of the net proceeds therefrom, as described in the table below, as if such transactions had occurred on September 30, 1997.

(a) Payment of a $50 million dividend to Valcor by distribution of a $50 million demand note payable to Valcor.

(b) Repayment of the demand note payable to Valcor from borrowings pursuant to the Revolving Senior Credit
        Facility.

                                                Amount

                                                (In millions)
(c)     Proceeds of the Offering:
          Issuance of the Class A Common Stock       $ 84.6
          Less underwriting discount                   (5.9)
          Less estimated expenses of the                (.5)
        Offering
                                                       78.2

        Repayment of borrowings under the
        Revolving                                     (50.0)
         Senior Credit Facility

                  Net cash                           $ 28.2







                REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholder and Board of Directors of CompX International Inc.:

     We have audited the accompanying consolidated balance sheets of CompX
International Inc. (formerly National Cabinet Lock, Inc.)
as of December 31, 1995 and 1996 and September 30, 1997, and the related consolidated statements of income, cash flows and stockholder's equity for each of the three years in the period ended December
31, 1996 and for the nine months ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CompX International Inc. as of December 31, 1995 and 1996 and September 30, 1997 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 and for the nine months ended September 30, 1997 in conformity with generally accepted accounting principles.



                                         COOPERS & LYBRAND L.L.P.

Dallas, Texas
December 17, 1997



                                                      COMPX INTERNATIONAL INC.

                                                    CONSOLIDATED BALANCE SHEETS

                                            (In thousands, except share data)


                                       December 31,   September
                                                         30,
              ASSETS                  1995     1996      1997

Current assets:
  Cash and cash equivalents         $ 6,548  $ 8,550   $15,331
  Accounts receivable, less
allowance for
   doubtful accounts of $138, $167   10,748   11,658    13,950
and
   $314
  Receivable from affiliates            320      384       290
  Inventories                         9,217   10,879    10,293
  Prepaid expenses                      241      394       332
  Deferred income taxes                 592      343       343


      Total current assets           27,666   32,208    40,539


Other assets                            139       83        73


Property and equipment:
  Land                                  396      394       392
  Buildings                           8,372    8,364     8,319
  Equipment                          19,289   20,668    23,358
  Construction in progress              291       88     1,329

                                     28,348   29,514    33,398
  Less accumulated depreciation      11,745   13,355    15,554


      Net property and equipment     16,603   16,159    17,844


                                    $44,408  $48,450   $58,456




                            COMPX INTERNATIONAL INC.

                    CONSOLIDATED BALANCE SHEETS (CONTINUED)

                       (In thousands, except share data)

                                        December 31,   September
                                                          30,
   LIABILITIES AND STOCKHOLDER'S        1995    1996      1997
EQUITY


Current liabilities:
  Current maturities of long-term deb $    39 $    88  $   125
  Accounts payable and accrued         8,218    6,896    8,994
liabilities
  Payable to affiliates                 -           5     -
  Income taxes                          1,302   1,066    1,099


      Total current liabilities         9,559   8,055   10,218


Noncurrent liabilities:
  Long-term debt                          59       74      290
  Deferred income taxes                2,005    1,068    1,261
  Other                                   173      11      112


      Total noncurrent liabilities      2,237   1,153    1,663


Stockholder's equity:
  Preferred stock, $1 par value; 1,00
shares                                  -        -        -
   authorized, none issued
  Common stock, $1 par value; 1,000
shares                                     1        1        1

   authorized, issued and outstanding
  Additional paid-in capital           4,511    4,511    4,511
  Retained earnings                   28,070   34,852   42,324
  Currency translation adjustment          30    (122)    (261)


      Total stockholder's equity       32,612  39,242   46,575


                                      $44,408 $48,450  $58,456







Commitments and contingencies (Note 10)

                     COMPX INTERNATIONAL INC.

                CONSOLIDATED STATEMENTS OF INCOME

              (In thousands, except per share data)

                             Year ended         Nine months ended
                            December 31,          September 30,

                        1994    1995     1996      1996      1997

                                               (unaudited)
Revenues:
  Net sales           $70,029 $80,238  $88,744   $64,693   $80,296
  Other income            793     499      759       538       607


                       70,822  80,737   89,503    65,231    80,903


Costs and expenses:
  Cost of sales       42,651  52,400   58,295     43,461   52,903
  Selling, general an
   administrative      7,401   8,465    9,106      6,961    8,259
  Interest                 18      13       18        73        27


                       50,070  60,878   67,419    50,495    61,189


      Income before
       income taxes   20,752  19,859   22,084     14,736   19,714

Provision for income
 taxes
                        8,833   7,758    9,055     6,012     7,726

      Net income      $11,919 $12,101  $13,029   $ 8,724   $11,988







Net income per common
 share

                      $  1.17 $  1.19  $  1.28    $   .86  $  1.17







Common shares          10,200  10,200   10,200    10,200    10,200
outstanding






                            COMPX INTERNATIONAL INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                  Years ended December 31, 1994, 1995 and 1996
                                      and
                      Nine months ended September 30, 1997
                                      (In thousands)

                                            Additional
                                     Common  paid-in   Retained
                                      stock   capital  earnings

Balance at December 31, 1993          $1    $ 4,511   $14,630

Net income                             -       -       11,919
Dividends                              -       -       (4,580)
Adjustments, net                       -       -         -


Balance at December 31, 1994           1      4,511    21,969

Net income                             -       -       12,101
Dividends                              -       -       (6,000)
Adjustments, net                       -       -         -


Balance at December 31, 1995           1      4,511    28,070

Net income                             -       -       13,029
Dividends                              -       -       (6,247)
Adjustments, net                       -       -         -


Balance at December 31, 1996           1      4,511    34,852

Net income                             -       -       11,988
Dividends                              -       -       (4,516)
Adjustments, net                       -       -         -


Balance at September 30, 1997         $1     $4,511   $42,324




                                     Currency     Total
                                    translationstockholder'
                                     adjustment     s
                                                   equity



Balance at December 31, 1993          $ 235      $19,377

Net income                              -         11,919
Dividends                               -         (4,580)
Adjustments, net                       (529)        (529)


Balance at December 31, 1994           (294)      26,187

Net income                              -         12,101
Dividends                               -         (6,000)
Adjustments, net                        324          324


Balance at December 31, 1995             30       32,612

Net income                              -         13,029
Dividends                               -         (6,247)
Adjustments, net                       (152)        (152)


Balance at December 31, 1996           (122)      39,242

Net income                              -         11,988

Dividends                               -         (4,516)
Adjustments, net                       (139)        (139)


Balance at September 30, 1997         $(261)     $46,575




                            COMPX INTERNATIONAL INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)

                                                          Nine months ended

                                Year ended December 31,     September 30,

                                 1994    1995     1996     1996       1997

                                                        (unaudited)
Cash flows from operating
activities:
  Net income                   $11,919 $12,101  $13,029 $ 8,724    $11,988
  Depreciation and amortizatio  1,746   2,193    2,483   2,128      2,310
  Deferred income taxes           477    (475)    (625)    138        295
  Other, net                       (13)    109      206     228        170
  Change in assets and
liabilities:
    Accounts receivable        (1,206) (1,608)  (1,093) (1,404)    (2,479)
    Inventories                (2,143)   (162)  (1,662)   (275)       586
    Accounts payable and
accrued                           898     807   (1,277)   (528)     2,098
     liabilities
    Accounts with affiliates     (570)   (292)     (59)    110         89
    Income taxes               (1,221)    111     (221)    113         42
    Other, net                    (162)     65     (306)   (220)       163


      Net cash provided by
operating
                                 9,725  12,849   10,475   9,014     15,262
       activities

Cash flows from investing
activities:
  Capital expenditures         (3,405) (2,013)  (2,287) (2,134)    (4,084)

  Purchase of business unit      -     (5,982)    -
  Other, net                       295      25      263     188       -


      Net cash used by
investing
                                (3,110) (7,970)  (2,024) (1,946)    (4,084)
       activities

Cash flows from financing
activities:
  Indebtedness, net               (39)    (42)     (74)    (35)       253
  Loans from affiliates:
    Loans                         900    -        -        -          -
    Repayments                   (650)   (250)    -        -          -
  Dividends                     (4,580) (6,000)  (6,247) (4,500)    (4,516)


      Net cash used by
financing
                                (4,369) (6,292)  (6,321) (4,535)    (4,263)
       activities

Cash and cash equivalents:
  Net increase (decrease) from
    Operating, investing and
financing                       2,246  (1,413)   2,130   2,533      6,915
     activities
    Currency translation         (420)    373     (128)    (28)      (134)
  Balance at beginning of        5,762   7,588    6,548   6,548      8,550
period

  Balance at end of period     $ 7,588 $ 6,548  $ 8,550 $ 9,053    $15,331



Supplemental disclosures - cas
paid
 for:
  Interest                     $    18 $    13  $    18 $     7    $    27
  Income taxes                  9,749   8,407    9,974   5,664      7,295


                            COMPX INTERNATIONAL INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




Note 1 -     Organization and basis of presentation:

    CompX International Inc., formerly National Cabinet Lock, Inc. (collectively the "Company"), is a wholly-owned subsidiary of Valcor, Inc. which is a wholly-owned subsidiary of Valhi, Inc. (NYSE: VHI). The Company is a North American manufacturer of component products (principally ergonomic computer support systems, precision ball bearing drawer slides and cabinet locks) for furniture and other markets.

    Contran Corporation holds, directly or through subsidiaries, approximately 93% of Valhi's outstanding common stock. Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of the children and grandchildren of Harold C. Simmons, of which Mr. Simmons is sole trustee. Mr. Simmons, the Chairman of the Board of each of Contran, Valhi and Valcor, may be deemed to control each of such companies and the Company.

    Information included in the consolidated financial statements for the interim period ended September 30, 1996 is unaudited. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information for the interim periods have been made. The results of operations for the interim periods are not necessarily indicative of the operating results for a full year or of future operations.

Note 2 -     Summary of significant accounting policies:

     Principles of consolidation. The accompanying consolidated financial statements include the accounts of CompX International Inc. and its wholly-owned Canadian subsidiary, Waterloo Furniture Components Limited. All material intercompany accounts and balances have been eliminated.

     Fiscal year. The Company's operations are comprised of a 52 or 53 week fiscal year. The years ended December 31, 1994, 1995 and 1996 each consisted of 52 weeks, and the 1996 and 1997 nine-month interim periods each consisted of 39 weeks.

     Management estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Ultimate actual results may, in some instances, differ from previously estimated amounts.

    Foreign currency transactions. Assets and liabilities of the Canadian subsidiary are translated at year-end rates of exchange and revenues and expenses are translated at average exchange rates prevailing during the year. Resulting translation adjustments, net of related deferred income tax effects, are accumulated in the currency translation adjustment component of stockholder's equity. Foreign currency transaction gains and losses are recognized in income currently. Aggregate foreign currency transaction gains, included in other income, was $476,000 in 1994, $23,000 in 1995 and $136,000 in 1996, and $100,000 and $125,000 for the nine months ended September 30, 1996 and 1997, respectively.

    Cash and cash equivalents. Cash equivalents consist principally of bank time deposits and government and commercial notes and bills with original maturities of three months or less.


    Net sales.  Sales are recorded when products are shipped.

    Inventories and cost of sales. Inventories are stated at the lower of cost or market. Inventories are based on average cost or the first-in, first-out method.

    Property, equipment and depreciation. Property and equipment are stated at cost. Maintenance, repairs and minor renewals are expensed; major improvements are capitalized. Depreciation is computed primarily on the straight-line method over the estimated useful lives of 15 to 40 years for buildings and three to 10 years for equipment.

    Income taxes. CompX International, Valcor and Valhi are members of Contran's consolidated United States federal income tax group (the "Contran Tax Group"). The policy for intercompany allocation of federal income taxes provides that subsidiaries included in the Contran Tax Group compute the provision for federal income taxes on a separate company basis. Subsidiaries of Valcor make payments to, or receive payments from, Valcor in the amount they would have paid to or received from the Internal Revenue Service had they not been members of the Contran Tax Group. The separate company provisions and payments are computed using the tax elections made by Contran. See Note 10.

    Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the income tax and financial reporting carrying amounts of assets and liabilities, including investment in the Canadian subsidiary which is not a member of the Contran Tax Group.

    Other. Advertising costs, expensed as incurred, were $346,000 in 1994, $432,000 in 1995 and $410,000 in 1996, and $311,000 and $335,000 for the nine months ended September 30, 1996 and 1997, respectively.


    Research and development costs, expensed as incurred, were $412,000 in 1994, $391,000 in 1995 and $460,000 in 1996, and $424,000 and $339,000 for the nine months ended September 30, 1996 and 1997, respectively.

    Accounting and funding policies for retirement plans are described in
Note 7.

Note 3 -     Geographic segments:

                                                       Nine months ended
                                                         September 30,
                        Years ended December 31,

                         1994     1995      1996        1996        1997

                                                     (unaudited)
                                          (In thousands)
Net sales:
  Point of origin:
    United States      $23,901  $22,115  $22,986   $16,828      $21,320
    Canada              46,128   58,123   65,758    47,865       58,976


                       $70,029  $80,238  $88,744   $64,693      $80,296



  Point of destination
    United States      $50,859  $55,442  $58,155   $42,965      $52,518
    Canada              17,158   22,788   27,763    19,735       24,706
    Other                2,012    2,008    2,826     1,993        3,072


                       $70,029  $80,238  $88,744   $64,693      $80,296



Operating income:
  United States        $ 7,816  $ 6,441  $ 5,697   $ 4,444      $ 5,765
  Canada                13,079   13,425   16,417    10,337       14,362

                        20,895   19,866   22,114    14,781       20,127
General corporate
income                    (125)       6      (12)       28         (386)
 (expense), net
Interest expense           (18)     (13)     (18)      (73)         (27)


  Income before income
   taxes               $20,752  $19,859  $22,084   $14,736      $19,714




                                  December 31,     September 30,

                                 1995    1996         1997

                                        (In thousands)
Identifiable assets:
  United States                $14,574 $17,025     $19,581
  Canada                        29,834  31,425      38,875


                               $44,408 $48,450     $58,456





    Capital expenditures exclude amounts attributable to business units acquired in business combinations accounted for by the purchase method. In 1995, the Company's Canadian subsidiary purchased certain assets of a competitor for approximately $6 million cash.

    At December 31, 1996, the net assets of the Company's Canadian subsidiary included in consolidated net assets approximated $25.4 million ($31.1 million at September 30, 1997). Such net assets are restricted pursuant to the terms of the subsidiary's bank credit agreement. See Note 6.

Note 4 -     Inventories:

                               December 31,      September
                                                   30,
                               1995     1996       1997

                                     (In thousands)

Raw materials                $1,927   $ 2,556    $ 1,982
Work in process               4,320     4,974      4,987
Finished products             2,921     3,300      3,276
Supplies                         49        49         48


                             $9,217   $10,879    $10,293





Note 5 -     Accounts payable and accrued liabilities:

                                  December 31,     September
                                                     30,
                                 1995     1996       1997

                                       (In thousands)
Accounts payable                $3,128   $3,112    $3,848
Accrued liabilities:
  Employee benefits              2,209    2,265     2,855
  Royalties                        538      476       433
  Other                          2,343    1,043     1,858


                                $8,218   $6,896    $8,994






Note 6 -     Long-term debt:

    The Company's Canadian subsidiary has a bank credit agreement which provides for a Canadian $2.6 million (U.S. $1.9 million at September 30, 1997) term facility due through 2003 and a Canadian $4 million (U.S. $2.9 million at September 30, 1997) revolving facility due through March 1998. Borrowings may be in U.S. or Canadian dollars, bear interest, at the Company's option, at the prime rate or LIBOR plus .5% and are collateralized by substantially all of the subsidiary's assets. The credit agreement requires the subsidiary to maintain certain financial ratios, limits additional indebtedness and dividends and contains other provisions and covenants customary in lending transactions of this type. At September 30, 1997, the full amount of this facility was available for borrowing.

    Other long-term debt consists of capital lease obligations due through 2001.

Note 7 -     Employee benefit plans:

    Defined contribution plans. Substantially all employees are eligible to participate in Company-sponsored contributory savings plans with partial matching Company contributions. In addition, substantially all U.S. employees participate in a Company-sponsored noncontributory defined contribution plan with Company contributions based on a profit sharing formula. Company contributions to these plans aggregated $840,000 in 1994, $838,000 in 1995 and $842,000 in 1996, and $593,000 and $810,000 for the nine months ended September 30, 1996 and 1997, respectively.

Note 8 -     Income taxes:

                                                        Nine months ended
                             Years ended December 31,    September 30,

                               1994    1995    1996      1996      1997

                                                     (unaudited
                                                          )
                                            (In thousands)
Pretax income:
  United States              $ 7,673 $ 6,434 $ 5,667 $ 4,465    $ 5,352
  Canada                      13,079  13,425  16,417  10,271     14,362


                             $20,752 $19,859 $22,084 $14,736    $19,714



Expected tax expense, at the
United
 States  federal statutory   $7,263  $ 6,951 $ 7,729 $ 5,158    $ 6,900
income
 tax rate of 35%

Incremental U.S. tax on
earnings of                   1,301     750   1,050     389        459
 Canadian subsidiary


Rate change adjustment of
deferred
 taxes  resulting from         -       (978)   -       -          -

U.S./Canadian
 tax treaty

State income taxes and other     269   1,035     276     465        367
net

                             $ 8,833 $ 7,758 $ 9,055 $ 6,012    $ 7,726



Provision for income taxes:
  Currently payable:
    Federal                  $3,265  $ 2,065 $ 1,676 $ 1,537    $ 1,879
    State                       345     255     260     150        215
    Canadian                   4,746   5,913   7,744   4,187      5,337

                              8,356   8,233   9,680   5,874      7,431
  Deferred taxes, principall     477    (475)   (625)    138        295
U.S.

                             $ 8,833 $ 7,758 $ 9,055 $ 6,012    $ 7,726




    The components of net deferred tax assets (liabilities) are summarized below. Deferred income taxes charged (credited) to the foreign currency translation component of stockholder's equity were not material in each of the periods presented.

                                          December 31,    September
                                                             30,
                                         1995     1996        1997



                                              (In thousands)
Tax effect of temporary differences
 relating to:
  Inventories                         $   155   $   172   $   172
  Property and equipment               (1,093)   (1,236)   (1,231)
  Accrued liabilities and other
deductible                                547       233       233
   differences
  Investment in Canadian subsidiary
not a
                                       (1,022)      106       (92)
   member of the consolidated tax
group

                                      $(1,413)  $  (725)  $  (918)



Current deferred tax assets           $   592   $   343   $   343
Noncurrent deferred tax liabilities    (2,005)   (1,068)   (1,261)


                                      $(1,413)  $  (725)  $  (918)





Note 9 -     Related party transactions:

    The Company may be deemed to be controlled by Harold C. Simmons.  See
Note 1. Corporations that may be deemed to be controlled by or affiliated with Mr. Simmons sometimes engage in (a) intercorporate transactions such as guarantees, management and expense sharing arrangements, shared fee arrangements, joint ventures, partnerships, loans, options, advances of funds on open account, and sales, leases and exchanges of assets, including securities issued by both related and unrelated parties, and (b) common investment and acquisition strategies, business combinations, reorganizations, recapitalizations, securities repurchases, and purchases and sales (and other acquisitions and dispositions) of subsidiaries, divisions or other business units, which transactions have involved both related and unrelated parties and have included transactions which resulted in the acquisition by one related party of a publicly-held minority equity interest in another related party. The Company continuously considers, reviews and evaluates, and understands that Contran and related entities consider, review and evaluate, such transactions. Depending upon the business, tax and other objectives then relevant, it is possible that the Company might be a party to one or more such transactions in the future.

    It is the policy of the Company to engage in transactions with related parties on terms, in the opinion of the Company, no less favorable to the Company than could be obtained from unrelated parties.

    Receivables from and payable to affiliates are summarized below.

                                         December 31,    September
                                                            30,
                                          1995    1996       1997



                                              (In thousands)
Receivable from affiliates - income     $320     $384       $290
taxes



Payable to affiliates - insurance
premiums
 and other
                                        $ -      $  5       $ -





    Under the terms of Intercorporate Service Agreements with Valhi, Valhi performs certain management, financial and administrative services for the Company on a fee basis. Fees pursuant to these agreements were $224,000 in 1994, $284,000 in 1995 and $300,000 in 1996, and $225,000 and $195,000 for the
nine months ended September 30, 1996 and 1997, respectively. Net charges from related parties for services provided in the ordinary course of business, principally charges for insuring property and other risks, aggregated $160,000 in 1994, $152,000 in 1995 and $149,000 in 1996, and $139,000 and $175,000 for
the nine months ended September 30, 1996 and 1997, respectively.

    Certain employees of the Company have been awarded shares of restricted Valhi common stock and/or granted options to purchase Valhi common stock under the terms of Valhi's stock option plans. The Company will pay Valhi the aggregate difference between the option price and the market value of Valhi's common stock on the exercise date of such options. For financial reporting purposes, the Company accounts for the related expense (credit) ($101,000) in 1994, $(12,000) in 1995 and $9,000 in 1996, and ($31,000) and $386,000 for the
nine months ended September 30, 1996 and 1997, respectively) in a manner similar to accounting for stock appreciation rights. At September 30, 1997, employees of the Company held options to purchase 216,000 Valhi shares at prices ranging from $4.76 to $14.66 per share (192,000 shares at prices lower than Valhi's September 30, 1997, quoted market price of $9 per share).

    Restricted stock is forfeitable unless certain periods of employment are completed. The Company will pay Valhi the market value of the restricted shares on the dates the restrictions expire, and accrue the related expense over the restriction period. Expense related to restricted stock was $24,000 in 1994, $6,000 in 1995 and $3,000 in 1996, and $3,000 and nil for the nine months ended September 30, 1996 and 1997, respectively. All outstanding restricted stock vested in 1996.


Note 10 -    Commitments and contingencies:

    Legal proceedings. The Company is involved in various routine legal proceedings incidental to its normal business activities. The Company believes none of such proceedings is material in relation to the Company's financial position, results of operations or liquidity.

    Income taxes. The Company is undergoing examinations of certain of its income tax returns, and tax authorities have or may propose tax deficiencies. The Company believes that it has adequately provided accruals for additional income taxes and related interest expense which may ultimately result from such examinations and believes that the ultimate disposition of all such examinations should not have a material adverse effect on its consolidated financial position, results of operations or liquidity.

     The Company and Valcor have entered into a tax sharing agreement (the "Tax Sharing Agreement") which provides for the allocation of tax liabilities and tax payments as described in Note 2. The Company is jointly and severally liable for the federal income tax of Contran and the other companies included in the Contran Tax Group for all periods in which the Company is included in Contran Tax Group. Valcor has agreed, however, to indemnify the Company for any liability for income taxes of the Contran Tax Group in excess of the Company's tax liability computed in accordance with the Tax Sharing Agreement.

    Concentration of credit risk. The Company's products are sold primarily to original equipment manufacturers in the U.S. and Canada. The ten largest customers accounted for approximately one-third of sales during each of the past three years with at least five of such customers in each year located in the United States.

    At September 30, 1997, approximately 69% of the Company's cash and cash equivalents was on deposit with a single Canadian bank (December 31, 1996 - approximately 75% on deposit with a single Canadian bank).

    Other.  Royalty expense was $632,000 in 1994, $622,000 in 1995 and $601,000 in 1996, and $565,000 and $702,000 for the nine months ended September 30, 1996 and 1997, respectively. Royalties relate principally to certain licensing arrangements for certain Canadian-produced products sold in the United States and are based upon volume.

    Rent expense, principally for equipment, was $274,000 in 1994, $295,000 in 1995 and $387,000 in 1996, and $302,000 and $298,000 for the nine months ended
September 30, 1996 and 1997, respectively. Future minimum rentals under noncancellable operating leases are approximately $250,000 in 1997, $200,000 in 1998, $125,000 in 1999 and $50,000 in 2000.

Note 11 -    Quarterly results of operations (unaudited):

                                                Quarter ended

                                March 31   June 30    Sept. 30     Dec. 31

                                   (In millions, except per share data)
1995:
  Net sales                       $20.1     $19.2      $19.4      $21.5
  Operating income                  5.5       5.1        4.5        4.8
  Net income                        3.2       3.0        2.7        3.2

  Net income per common share     $ .31     $ .30      $ .26      $ .32




1996:
  Net sales                       $21.2     $21.7      $21.8      $24.1
  Operating income                  4.4       5.0        5.4        7.3
  Net income                        2.6       2.9        3.2        4.3

  Net income per common share    $ .25      $  .29     $  .32     $  .42



1997:
  Net sales                       $25.8     $27.4      $27.0
  Operating income                  6.3       6.9        6.9
  Net income                        3.7       4.2        4.1

     Net income per common       $ .36      $  .41     $  .40
share




Note 12 -    Subsequent events:

     On December 12, 1997, the Company paid a $50 million dividend to Valcor in the form of a $50 million demand note payable (the "Valcor Note"). The Valcor
Note is unsecured and bears interest at a fixed rate of 6%. Prior to completion of a public offering of shares of Class A common stock discussed below, the Company plans to enter into a new $50 million revolving senior credit facility (the "Revolving Senior Credit Facility"). The Revolving Senior Credit Facility is expected to be a five-year revolving facility collateralized by substantially all of the Company's assets. Borrowings are expected to be available for the Company's general corporate purposes, including potential acquisitions. Prior to completion of the offering, the Company intends to borrow under the Revolving Senior Credit Facility to fully repay the Valcor Note.

     Prior to completion of the offering, the Company intends to amend and restate its certificate of incorporation. The amendment and restatement of the Company's certificate of incorporation is expected to become effective immediately prior to completion of the offering. The amendment contemplates the authorized capital stock of the Company would consist of shares of Class A Common Stock and Class B Common Stock, par value $.01 per share, and 1,000 shares of preferred stock, par value $.01 per share. Upon the effectiveness of the amendment and restatement of the certificate of incorporation, the 1,000 shares of the Company's common stock, $1 par value, currently outstanding and all held by Valcor, are expected to be reclassified into 10,200,000 shares of the Company's Class B Common Stock.

     The shares of Class A Common Stock and Class B Common Stock will be identical in all respects, except for voting rights and certain conversion rights in respect of the shares of the Class B Common Stock. Holders of Class A Common Stock will be entitled to one vote per share and holders of Class B

Common Stock will be entitled to ten votes per share. Holders of all classes of common stock entitled to vote will vote together as a single class on all matters presented to the stockholders for their vote or approval, except as otherwise required by applicable law. Each share of Class A Common Stock and Class B Common Stock will have equal and ratable right to receive dividends to be paid from the Company's assets legally available therefor when, as and if declared by the Board of Directors. In the event of the dissolution, liquidation or winding up of the Company, the holders of Class A Common Stock and Class B Common Stock will be entitled to share equally and ratably in the assets available for distribution after payments are made to the Company's creditors and to the holder of any preferred stock of the Company that may be outstanding at the time. Shares of the Class A Common Stock will have no conversion rights. Under certain conditions, shares of Class B Common Stock will convert, on a share-for-share basis, into shares of Class A Common Stock.

     The Company's board of directors has authorized the Company to file a preliminary registration statement with the Securities and Exchange Commission for an initial public offering of shares of the Company's Class A Common Stock. The net proceeds to the Company from the offering would be available for the Company's general corporate purposes. A portion of the net proceeds to the Company from the offering are expected to be used to repay borrowings under the Revolving Senior Credit Facility discussed above. There can be no assurance that any such public offering will be completed.

     Common shares outstanding and net income per common share for all periods presented are based upon the 10,200,000 shares of Class B Common Stock expected to be outstanding after the reclassification of the 1,000 shares of the Company's common stock, $1 par value discussed above.

    The Company will retroactively adopt Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," effective December 31, 1997. For the periods presented herein, basic earnings per share pursuant to SFAS No.

128 will be equivalent to net income per common share presented herein, and diluted earnings per share pursuant to SFAS No. 128 will be equivalent to basic earnings per share.

                            COMPX INTERNATIONAL INC.

                     INDEX TO FINANCIAL STATEMENT SCHEDULES



                                                         Page


Report of Independent Accountants                        S-2

Schedule I  - Condensed Financial Information of Registrant S-3

Schedule II - Valuation and Qualifying Accounts          S-8


    Schedules III and IV are omitted because they are not applicable.








                REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholder and Board of Directors of CompX International Inc.:

     Our report on the consolidated financial statements of CompX International Inc. (formerly National Cabinet Lock, Inc.) as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, is herein included in this Registration Statement on Form S-1. These consolidated financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statement schedules based on our audits.

     In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.



                                         COOPERS & LYBRAND L.L.P.

Dallas, Texas
February 7, 1997


                            COMPX INTERNATIONAL INC.

           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                            CONDENSED BALANCE SHEETS

                           December 31, 1995 and 1996
                                 (In thousands)

ASSETS                                            1995     1996


Current assets:
  Cash and cash equivalents                     $ 1,853  $ 2,092
  Accounts receivable                             2,430    3,185
  Receivable from affiliates                        652      578
  Inventories                                     3,830    5,405
  Prepaid expenses                                   71      138
  Deferred income taxes                             581      343


      Total current assets                        9,417   11,741



Investment in Waterloo Furniture Components      22,482   25,441
Limited


Property and equipment                           10,288   11,135
Less accumulated depreciation                     4,799    5,657


      Net property and equipment                  5,489    5,478


                                                $37,388  $42,660








                            COMPX INTERNATIONAL INC.

    SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                      CONDENSED BALANCE SHEETS (CONTINUED)

                    December 31, 1995 and 1996
                          (In thousands)

   LIABILITIES AND STOCKHOLDER'S EQUITY            1995    1996


Current liabilities:
  Current maturities of long-term debt           $    39 $    88
  Accounts payable and accrued liabilities        3,046    2,776
  Payable to affiliates                              55        9
  Income taxes                                       -        74


      Total current liabilities                    3,140   2,947


Noncurrent liabilities:
  Long-term debt                                     59       74
  Deferred income taxes                           1,559      388
  Other                                               18       9


      Total noncurrent liabilities                 1,636     471


Stockholder's equity                              32,612  39,242


                                                 $37,388 $42,660

























                            COMPX INTERNATIONAL INC.

    SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                         CONDENSED STATEMENTS OF INCOME

           Years ended December 31, 1994, 1995 and 1996
                          (In thousands)

                                           1994    1995    1996


Revenues:
  Net sales                              $24,678 $22,611 $23,185
  Other income                             2,634   3,216   2,764


                                          27,312  25,827  25,949


Costs and expenses:
  Cost of sales                          15,255  14,929  15,253
  Selling, general and administrative     4,366   4,451   5,011
  Interest                                    18      13      18


                                           19,639 19,393  20,282


      Income before income taxes          7,673   6,434   5,667

Provision for income taxes                 4,342   2,179   3,181



                                          3,331   4,255   2,486

Equity in earnings of Waterloo Furniture
 Components Limited
                                           8,588   7,846  10,543


      Net income                         $11,919 $12,101 $13,029




















                            COMPX INTERNATIONAL INC.

           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                       CONDENSED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 1994, 1995 and 1996
                                 (In thousands)

                                           1994    1995    1996


Cash flows from operating activities:
  Net income                             $11,919 $12,101 $13,029
  Equity in earnings of Waterloo         (8,588) (7,846) (10,543)
  Dividends from Waterloo                 1,400   4,200   6,683
  Depreciation and amortization             716     788     876
  Deferred income taxes                     592    (561)   (872)
  Other, net                                   2       9      13
  Change in assets and liabilities, net   (1,879)    (64) (2,003)


      Net cash provided by operating       4,162   8,627   7,183
activities

Cash flows from investing activities:
  Capital expenditures                     (957)   (679)   (627)
  Other, net                                   9       6      43


      Net cash used by investing            (948)   (673)   (584)
activities

Cash flows from financing activities:
  Principal payments on long-term debt      (39)    (42)    (74)
  Loans from affiliates:
    Loans                                   900    -       -
    Repayments                             (650)   (250)   -
  Dividends                               (4,580) (6,000) (6,247)


      Net cash used by financing          (4,369) (6,292) (6,321)
activities

Cash and cash equivalents:
  Net increase (decrease) from:
    Operating, investing and financing   (1,155)  1,662     278
activities
    Currency translation                    -       -       (39)
  Balance at beginning of year             1,346     191   1,853


  Balance at end of year                 $   191 $ 1,853 $ 2,092




Supplemental disclosures - cash paid for
  Interest                               $    18 $    13 $    18
  Income taxes                            4,001   3,030   4,028






                            COMPX INTERNATIONAL INC.

           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

             NOTES TO CONDENSED FINANCIAL STATEMENTS




Note 1 -     Basis of presentation:

    The Consolidated Financial Statements of the Company are incorporated herein by reference. The Company's investment in Waterloo Furniture Components Limited is presented herein by the equity method.


Note 2 -     Inventories:

                                                   December 31,



                                                  1995    1996

                                                 (In thousands)

Raw materials                                    $  171 $   188
Work in process                                   2,878   4,209
Finished products                                   732     959
Supplies                                             49      49


                                                 $3,830  $5,405






                            COMPX INTERNATIONAL INC.

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

                                 (In thousands)

                                 Additions
                   Balance at    charged to                             Balance
                   beginning     costs and                               at end
    Description     of year       expenses     Deductions  Recoveries   of year




Allowance for doubtful accounts - year ended:

 December 31,         $ 90       $ 18           $ (63)       $43       $ 88
1994




 December 31,         $ 88       $142           $(158)       $66       $138
1995




 December 31,         $138       $184           $(199)       $44       $167
1996






     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.



TABLE OF CONTENTS

          PAGE


Prospectus Summary  . . . . . . . . . . . . . . . . . . . . . . . . . . .
The Company    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 .
Recent Developments . . . . . . . . . . . . . . . . . . . . . . . . . . .
Risk Factors   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 .
The Offering   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 .
Summary Financial Information . . . . . . . . . . . . . . . . . .
Use of Proceeds     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . .

Dividend Policy     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . .
Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Dilution  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 .
Selected Financial Data  . . . . . . . . . . . . . . . . . . . . . . . . .
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . .
Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . .
Management     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Certain Relationships and Related
  Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . .
Security Ownership in the Company
  and its Affiliates     . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . .
Description of Capital Stock  . . . . . . . . . . . . . . . . . . . . . .
Shares Eligible for Future Sale    . . . . . . . . . . . . . . . . . . . .
Certain United States Tax Consequences
  to Non-United States Holders     . . . . . . . . . . . . . . . . . . . .
Underwriting   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 .
Legal Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 .
Experts   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . .
Additional Information   . . . . . . . . . . . . . . . . . . . . . . . . . .
Index to Financial Statements . . . . . . . . . . . . . . . . . . . . .


Until February     , 1998 (25 days after the commencement of the offering), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.












[      ] Shares

CompX International Inc.

Class A Common Stock


[CompX Logotype]








P R O S P E C T U S

JANUARY     , 1998






     SALOMON SMITH BARNEY

     NATIONSBANC MONTGOMERY
      SECURITIES INC.

     WHEAT FIRST BUTCHER
     SINGER



                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following tables sets forth the expenses to be paid in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, and all such expenses will be borne by the Registrant. All amounts are estimates except for the Commission registration fee, the National Association of Securities Dealers ("NASD") filing fee and the NYSE listing fee.

          Commission Registration Fee.....$ 29,500
          NASD Fee..........................10,500
          NYSE Listing Fee.......................*
          Printing and mailing expenses..........*
          Legal fees and expenses................*
          Accounting fees and expenses...........*
          Transfer Agent's fees and expenses.....*
          Miscellaneous expenses.................*

               Total......................$500,000

______________________
* To be supplied by amendment.

ITEM 14.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 102(b)(7) of the DGCL permits a Delaware corporation to limit the personal liability of its directors in accordance with the provisions set forth therein. The Restated Certificate of Incorporation of the Registrant provides that the personal liability of its directors shall be limited to the fullest extent permitted by applicable law.

     Section 145 of the DGCL contains provisions permitting Delaware corporations to indemnify directors, officers, employees or agents against expenses, including attorneys, fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person was or is a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, provided that (i) such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the corporation's best interest, and (ii) in the case of a criminal proceeding such person had no reasonable cause to believe his or her conduct was unlawful. In the case of actions or suits by or in the right of the corporation, no indemnification shall be made in a case in which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall have determined upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses. Indemnification as described above shall only be granted in a specific case upon a determination that indemnification is proper in the circumstances because the indemnified person has met the applicable standard of conduct. Such determination shall be made (a) by a majority vote of the directors who are not parties to such proceeding, even though less than a quorum, (b) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (c) by the stockholders of the corporation. Notwithstanding the foregoing, to the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections a, or (b) of Section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys, fees) actually and reasonably incurred by him in connection therewith. The Restated Certificate of Incorporation and the Bylaws of the Registrant provide for indemnification of its directors and officers to the fullest extent permitted by applicable law.

     The form of Underwriting Agreement attached hereto as Exhibit 1.1, which provides for, among other things, the Registrant's sale to the Underwriters of the securities being registered herein, will obligate the Underwriters to indemnify the Registrant and Registrant's officers and directors against certain liabilities under the Securities Act.

ITEM 15.      RECENT SALES OF UNREGISTERED SECURITIES.
        None.
ITEM 16.      EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

          (a)      Exhibits

          The following exhibits are filed pursuant to Item 601 of Regulation S-
K.

Exhibit
   No.                                  Description


1.1*           Form of Underwriting Agreement.

3.1*           Restated Certificate of Incorporation of Registrant.

3.2*           Bylaws of Registrant.

4.1*           Form of Common Stock certificate.

5.1*           Opinion and Consent of Rogers & Hardin LLP.

10.1 Intercorporate Services Agreement between the Registrant and Valhi, Inc. effective as of January 1, 1997.

10.2*          CompX International Inc. 1997 Long-Term Incentive Plan.

10.3* Agreement between Haworth, Inc. and Waterloo Furniture Components, Ltd. And Waterloo Furniture Components, Inc. effective October 1, 1992.

10.4*               Tax Sharing and Indemnification Agreement, between the
               Registrant and Valhi, Inc. and dated as of _______, 1998.

10.5* [New Credit Agreement] between the Registrant and__________________, dated as of ___________,1998.

10.6 Demand Promissory Note of the Registrant in the amount of $50 million payable to Valcor, Inc. dated December 12, 1997.

21.1           Subsidiaries of the Registrant.

23.1*               Consent of Rogers & Hardin LLP (included in Exhibit S.1).

23.2           Consent of Coopers & Lybrand L.L.P.

24.1           Powers of Attorney.  See signature page to this Registration
               Statement.

27.1           Financial Data Schedule for the year ended December 31, 1996.

27.2           Financial Data Schedule for the nine-month period ended September
               30, 1997

         (b)  Financial Statement Schedules.

                                                        Page



          Index of Financial Statement Schedules.........S-1
          Report of Independent Accountant
          on Financial Statement Schedules...............S-2

          Schedule I - Condensed Financial
          Information of Registrant......................S-3
          Schedule II - Valuation and Qualifying
          Accounts.....................................................S-8

          Schedule III and IV are omitted because
           they are not applicable.

*To be provided by amendment.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mauldin, State of South Carolina, on the 18th day of December , 1997.

                              COMPX INTERNATIONAL INC.

                              By:________________________________
                                        David A. Bowers
                                President and Chief Executive Officer
                                    (Principal Executive Officer)

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

     Each person whose signature appears below authorizes David A. Bowers, Joseph S. Compofelice and Bobby D. O'Brien, and each of them, to file one or more amendments (including post-effective amendments) to the Registration Statement, with all exhibits thereto, which amendments may make such changes as any of such persons deems appropriate, and each person, individually and in each capacity stated below, hereby appoints each of such persons as attorney-in-fact and agent, with full power of resubstitution and substitution, to execute in his name and on his behalf any such amendments to the Registration Statement, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature                     Title               Date


_______________           President and Chief     December 18, 1997
David A. Bowers          Executive Officer and
                          Director (Principal
                           Executive Officer)

_______________          Executive Vice President December 18, 1997
Joseph S. Compofelice     and Director (Principal
                             Financial Officer)

_______________           Vice President and      December 18, 1997
Bobby D. O'Brien         Treasurer (Principal
                          Accounting Officer)

_________________

Glenn R. Simmons                    Chairman of the Board December 18, 1997

_______________
Robert W. Singer         Director                 December 18, 1997

_______________
Edward J. Hardin         Director                 December 18, 1997

_______________
Paul M. Bass             Director                 December 18, 1997


EXHIBIT INDEX

Sequentially Numbered
Exhibit No.                              Description Page No.


1.1*           Form of Underwriting Agreement.

3.1*           Restated Certificate of Incorporation of Registrant.

3.2*           Bylaws of Registrant.

4.1*           Form of Common Stock certificate.

5.1*           Opinion and Consent of Rogers & Hardin LLP.

10.1 Intercorporate Services Agreement between the Registrant and Valhi, Inc. effective as of January 1, 1997.

10.2*          CompX International Inc. 1997 Long-Term Incentive Plan.


10.3* Agreement between Haworth, Inc. and Waterloo Furniture Components, Ltd. and Waterloo Furniture Components, Inc. effective October 1, 1992.

10.4*               Tax Sharing and Indemnification Agreement, between the
               Registrant and Valhi, Inc. dated as of ________, 1998.

10.5* [New Credit Agreement] between the Registrant and__________________, dated as of ___________,1998.

10.6 Demand Promissory Note of the Registrant in the amount of $50 million payable to Valcor, Inc. dated December 12, 1997.

21.1           Subsidiaries of the Registrant.

23.1*               Consent of Rogers & Hardin LLP (included in Exhibit S.1).

23.2           Consent of Coopers & Lybrand L.L.P.

24.1           Powers of Attorney.  See signature page to this Registration
               Statement.

27.1           Financial Data Schedule for the year ended December 31, 1996.

27.2           Financial Data Schedule for the nine-month period ended September
               30, 1997

*  To be provided by amendment.